                                                                               .
                                                                               .
                                                                               .

            CHUBB GROUP OF INSURANCE COMPANIES                                  DECLARATIONS
                                                                                FINANCIAL INSTITUTION INVESTMENT
            15 Mountain View Road, Warren, New Jersey 07059                     COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its SUBSIDIARIES):                                   Bond Number: 81905981

ING FAMILY OF FUNDS
                                                                                FEDERAL INSURANCE COMPANY

7337 E. DOUBLE TREE RANCH ROAD                                                  Incorporated under the laws of Indiana
SCOTTSDALE, AZ 85258                                                            a stock insurance company herein called the COMPANY
                                                                                Capital Center, 251 North Illinois, Suite 1100
                                                                                Indianapolis, IN
                                                                                46204-1927

ITEM 1.   BOND PERIOD:    from    12:01 a.m. on  October 1, 2008
                           to     12:01 a.m. on  October 1, 2009

ITEM 2.   LIMITS OF LIABILITY--DEDUCTIBLE AMOUNTS:

          If "Not Covered" is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. THERE SHALL BE NO DEDUCTIBLE APPLICABLE TO ANY LOSS UNDER INSURING CLAUSE 1. SUSTAINED BY ANY INVESTMENT COMPANY.

                                                                         DEDUCTIBLE
INSURING CLAUSE                                     LIMIT OF LIABILITY     AMOUNT
---------------                                     ------------------   ----------
 1.    Employee                                        $ 25,000,000       $      0
 2.    On Premises                                     $ 25,000,000       $ 25,000
 3.    In Transit                                      $ 25,000,000       $ 25,000
 4.    Forgery or Alteration                           $ 25,000,000       $ 25,000
 5.    Extended Forgery                                $ 25,000,000       $ 25,000
 6.    Counterfeit Money                               $ 25,000,000       $ 25,000
 7.    Threats to Person                               $ 25,000,000       $ 25,000
 8.    Computer System                                 $ 25,000,000       $ 25,000
 9.    Voice Initiated Funds Transfer Instruction      $ 25,000,000       $ 25,000
10.    Uncollectible Items of Deposit                  $    250,000       $  5,000
11.    Audit Expense                                   $    250,000       $  5,000
12.   Claims Expense                                   $     25,000       $      0
13.   Stop Payment Order or Refusal to Pay Check       $    100,000       $      0
14.   Extended Computer Systems                        $ 25,000,000       $ 25,000

ITEM 3. THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:

          1 - 12

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

[LOGO]

ICAP Bond (5-98) - Federal
Form 17-02-1421 (Ed. 5-98) Page 1 of 1

                         The COMPANY, in consideration of payment of the required premium, and in reliance on the APPLICATION and all other statements made and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this Bond and to all other terms and conditions of this Bond, agrees to pay the ASSURED for:

INSURING CLAUSES

Employee             1.  Loss resulting directly from LARCENY or EMBEZZLEMENT
                         committed by any EMPLOYEE, alone or in collusion with others.

On Premises          2.  Loss of PROPERTY resulting directly from robbery,
                         burglary, false pretenses, common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage, destruction or removal, from the possession, custody or control of the ASSURED, while such PROPERTY is lodged or deposited at premises located anywhere.

In Transit           3.  Loss of PROPERTY resulting directly from common law or statutory larceny, misplacement, mysterious unexplainable disappearance, damage or destruction, while the PROPERTY is in transit anywhere:

                         a. in an armored motor vehicle, including loading and unloading thereof,

                         b. in the custody of a natural person acting as a messenger of the ASSURED, or

                         c. in the custody of a TRANSPORTATION COMPANY and being transported in a conveyance other than an armored motor vehicle provided, however, that covered PROPERTY transported in such manner is limited to the following:

                             (1) written records,

                             (2) securities issued in registered form, which are
                                 not endorsed or are restrictively endorsed, or

                             (3) negotiable instruments not payable to bearer,
                                 which are not endorsed or are restrictively endorsed.

                         Coverage under this INSURING CLAUSE begins immediately on the receipt of such PROPERTY by the natural person or TRANSPORTATION COMPANY and ends immediately on delivery to the premises of the addressee or to any representative of the addressee located anywhere.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 1 of 19

INSURING CLAUSES
(continued)

Forgery Or           4.  Loss resulting directly from:
Alteration

                         a. FORGERY on, or fraudulent material alteration of, any bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, due bills, money orders, orders upon public treasuries, letters of credit, other written promises, orders or directions to pay sums certain in money, or receipts for the withdrawal of PROPERTY, or

                         b. transferring, paying or delivering any funds or other PROPERTY, or establishing any credit or giving any value in reliance on any written instructions, advices or applications directed to the ASSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other PROPERTY, which instructions, advices or applications fraudulently purport to bear the handwritten signature of any customer of the ASSURED, or shareholder or subscriber to shares of an INVESTMENT COMPANY, or of any financial institution or EMPLOYEE but which instructions, advices or applications either bear a FORGERY or have been fraudulently materially altered without the knowledge and consent of such customer, shareholder, subscriber, financial institution or EMPLOYEE;

                         excluding, however, under this INSURING CLAUSE any loss covered under INSURING CLAUSE 5. of this Bond, whether or not coverage for INSURING CLAUSE 5. is provided for in the DECLARATIONS of this Bond.

                         For the purpose of this INSURING CLAUSE, a mechanically reproduced facsimile signature is treated the same as a handwritten signature.

Extended Forgery     5.  Loss resulting directly from the ASSURED having, in
                         good faith, and in the ordinary course of business, for its own account or the account of others in any capacity:

                         a. acquired, accepted or received, accepted or received, sold or delivered, or given value, extended credit or assumed liability, in reliance on any original SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS which prove to:

                             (1) bear a FORGERY or a fraudulently material
                                 alteration,

                             (2) have been lost or stolen, or

                             (3) be COUNTERFEIT, or

                         b. guaranteed in writing or witnessed any signatures on any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligation upon or in connection with any SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS.

                         Actual physical possession, and continued actual physical possession if taken as collateral, of such SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS by an EMPLOYEE, CUSTODIAN, or a Federal or State chartered deposit institution of the ASSURED is a condition precedent to the ASSURED having relied on such items. Release or return of such collateral is an acknowledgment by the ASSURED that it no longer relies on such collateral.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 2 of 19

INSURING CLAUSES

Extended  Forgery        For the purpose of this INSURING CLAUSE, a mechanically
(continued)              reproduced facsimile signature is treated the same as a
                         handwritten signature.

Counterfeit Money    6.  Loss resulting directly from the receipt by the ASSURED in good faith of any COUNTERFEIT money.

Threats To Person    7.  Loss resulting directly from surrender of PROPERTY away from an office of the ASSURED as a result of a threat communicated to the ASSURED to do bodily harm to an EMPLOYEE as defined in Section 1.e. (1), (2) and (5), a
                         RELATIVE or invitee of such EMPLOYEE, or a resident of the household of such EMPLOYEE, who is, or allegedly is, being held captive provided, however, that prior to the surrender of such PROPERTY:

                         a. the EMPLOYEE who receives the threat has made a reasonable effort to notify an officer of the ASSURED who is not involved in such threat, and

                         b. the ASSURED has made a reasonable effort to notify the Federal Bureau of Investigation and local law enforcement authorities concerning such threat.

                         It is agreed that for purposes of this INSURING CLAUSE, any EMPLOYEE of the ASSURED, as set forth in the preceding paragraph, shall be deemed to be an ASSURED hereunder, but only with respect to the surrender of money, securities and other tangible personal property in which such EMPLOYEE has a legal or equitable interest.

Computer System      8.  Loss resulting directly from fraudulent:

                         a.  entries of data into, or

                         b.  changes of data elements or programs within,

                         a COMPUTER SYSTEM, provided the fraudulent entry or change causes:

                             (1) funds or other property to be transferred, paid
                                 or delivered,

                             (2) an account of the ASSURED or of its customer to
                                 be added, deleted, debited or credited, or

                             (3) an unauthorized account or a fictitious account
                                 to be debited or credited.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 3 of 19

INSURING CLAUSES
(continued)

Voice Initiated      9.  Loss resulting directly from VOICE INITIATED FUNDS
Funds Transfer           TRANSFER INSTRUCTION directed to the ASSURED
Instruction              authorizing the transfer of dividends or redemption
                         proceeds of INVESTMENT COMPANY shares from a CUSTOMER'S account, provided such VOICE INITIATED FUNDS TRANSFER
                         INSTRUCTION was:

                         a. received at the ASSURED'S offices by those EMPLOYEES
                            of the ASSURED specifically authorized to receive the VOICE INITIATED FUNDS TRANSFER INSTRUCTION,

                         b. made by a person purporting to be a CUSTOMER, and

                         c. made by said person for the purpose of causing the
                            ASSURED or CUSTOMER to sustain a loss or making an improper personal financial gain for such person or any other person.

                         In order for coverage to apply under this INSURING CLAUSE, all VOICE INITIATED FUNDS TRANSFER INSTRUCTIONS must be received and processed in accordance with the Designated Procedures outlined in the APPLICATION furnished to the COMPANY.

Uncollectible Items  10. Loss resulting directly from the ASSURED having
of Deposit               credited an account of a customer, shareholder or
                         subscriber on the faith of any ITEMS OF DEPOSIT which prove to be uncollectible, provided that the crediting of such account causes:

                         a. redemptions or withdrawals to be permitted,

                         b. shares to be issued, or

                         c. dividends to be paid,

                         from an account of an INVESTMENT COMPANY.

                         In order for coverage to apply under this INSURING CLAUSE, the ASSURED must hold ITEMS OF DEPOSIT for the minimum number of days stated in the APPLICATION before permitting any redemptions or withdrawals, issuing any shares or paying any dividends with respect to such ITEMS OF DEPOSIT.

                         ITEMS OF DEPOSIT shall not be deemed uncollectible until the ASSURED'S standard collection procedures have failed.

Audit Expense        11. Expense incurred by the ASSURED for that part of the
                         cost of audits or examinations required by any governmental regulatory authority or self-regulatory organization to be conducted by such authority, organization or their appointee by reason of the discovery of loss sustained by the ASSURED and covered by this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 4 of 19

GENERAL AGREEMENTS

Additional           A.  If more than one corporation, or INVESTMENT
Companies Included       COMPANY, or any combination of them is included as
As Assured               the ASSURED herein:

                         (1) The total liability of the COMPANY under this Bond
                             for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the COMPANY would be liable under this Bond if all such loss were sustained by any one of them.

                         (2) Only the first named ASSURED shall be deemed to be
                             the sole agent of the others for all purposes under this Bond, including but not limited to the giving or receiving of any notice or proof required to be given and for the purpose of effecting or accepting any amendments to or termination of this Bond. The COMPANY shall furnish each INVESTMENT COMPANY with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of claim by any other named ASSURED and notification of the terms of the settlement of each such claim prior to the execution of such settlement.

                         (3) The COMPANY shall not be responsible for the proper
                             application of any payment made hereunder to the first named ASSURED.

                         (4) Knowledge possessed or discovery made by any
                             partner, director, trustee, officer or supervisory employee of any ASSURED shall constitute knowledge or discovery by all the ASSUREDS for the purposes of this Bond.

                         (5) If the first named ASSURED ceases for any reason to
                             be covered under this Bond, then the ASSURED next named on the APPLICATION shall thereafter be considered as the first named ASSURED for the purposes of this Bond.

Representation Made  B.  The ASSURED represents that all information it has
By Assured               furnished in the APPLICATION for this Bond or otherwise
                         is complete, true and correct. Such APPLICATION and other information constitute part of this Bond.

                         The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this Bond.

                         Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the APPLICATION or otherwise, shall be grounds for recision of this Bond.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 5 of 19

GENERAL AGREEMENTS
(continued)

Additional Offices   C.  If the ASSURED, other than an INVESTMENT COMPANY, while
Or Employees -           this Bond is in force, merges or consolidates with, or
Consolidation,           purchases or acquires assets or liabilities of another
Merger Or Purchase       institution, the ASSURED shall not have the coverage
Or Acquisition Of        afforded under this Bond for loss which has:
Assets Or
Liabilities -            (1) occurred or will occur on premises, or
Notice To Company

                         (2) been caused or will be caused by an employee, or

                         (3) arisen or will arise out of the assets or
                             liabilities,

                         of such institution, unless the ASSURED:

                         a. gives the COMPANY written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action, and

                         b. obtains the written consent of the COMPANY to extend some or all of the coverage provided by this Bond to such additional exposure, and

                         c. on obtaining such consent, pays to the COMPANY an additional premium.

Change Of Control -  D.  When the ASSURED learns of a change in control (other
Notice To Company        than in an INVESTMENT COMPANY), as set forth in Section
                         2(a) (9) of the Investment Company Act of 1940, the
                         ASSURED shall within sixty (60) days give written notice to the COMPANY setting forth:

                         (1) the names of the transferors and transferees (or
                             the names of the beneficial owners if the voting securities are registered in another name),

                         (2) the total number of voting securities owned by the
                             transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

                         (3) the total number of outstanding voting securities.

                         Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective on the date of such change in control.

Court Costs And      E.  The COMPANY will indemnify the ASSURED for court costs
Attorneys' Fees          and reasonable attorneys' fees incurred and paid by the
                         ASSURED in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled, of any claim, suit or legal proceeding with respect to which the ASSURED would be entitled to recovery under this Bond. However, with respect to INSURING CLAUSE 1., this Section shall only apply in the event that:

                         (1) an EMPLOYEE admits to being guilty of LARCENY OR
                             EMBEZZLEMENT,

                         (2) an EMPLOYEE is adjudicated to be guilty of LARCENY
                             OR EMBEZZLEMENT, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 6 of 19

GENERAL AGREEMENTS

Court Costs And      (3) in the absence of 1 or 2 above, an arbitration panel
Attorneys' Fees          agrees, after a review of an agreed statement of facts
(continued)              between the COMPANY and the ASSURED, that an EMPLOYEE
                         would be found guilty of LARCENY OR EMBEZZLEMENT if such EMPLOYEE were prosecuted.

                     The ASSURED shall promptly give notice to the COMPANY of any such suit or legal proceeding and at the request of the COMPANY shall furnish copies of all pleadings and pertinent papers to the COMPANY. The COMPANY may, at its sole option, elect to conduct the defense of all or part of such legal proceeding. The defense by the COMPANY shall be in the name of the ASSURED through attorneys selected by the COMPANY. The ASSURED shall provide all reasonable information and assistance as required by the COMPANY for such defense.

                     If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY nor judgment against the ASSURED shall determine the existence, extent or amount of coverage under this Bond.

                     If the amount demanded in any such suit or legal proceeding is within the DEDUCTIBLE AMOUNT, if any, the COMPANY shall have no liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceeding.

                     If the amount demanded in any such suit or legal proceeding is in excess of the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings is limited to the proportion of such court costs and attorney's fees incurred that the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE bears to the total of the amount demanded in such suit or legal proceeding.

                     If the amount demanded is any such suit or legal proceeding is in excess of the DEDUCTIBLE AMOUNT, if any, but within the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS for the applicable INSURING CLAUSE, the COMPANY'S liability for court costs and attorney's fees incurred in defending all or part of such suit or legal proceedings shall be limited to the proportion of such court costs or attorney's fees that the amount demanded that would be payable under this Bond after application of the DEDUCTIBLE AMOUNT, bears to the total amount demanded.

                     Amounts paid by the COMPANY for court costs and attorneys' fees shall be in addition to the LIMIT OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 7 of 19

CONDITIONS AND
LIMITATIONS

Definitions          1.  As used in this Bond:

                         a. COMPUTER SYSTEM means a computer and all input, output, processing, storage, off-line media libraries, and communication facilities which are connected to the computer and which are under the control and supervision of the operating system(s) or application(s) software used by the ASSURED.

                         b. COUNTERFEIT means an imitation of an actual valid original which is intended to deceive and be taken as the original.

                         c. CUSTODIAN means the institution designated by an INVESTMENT COMPANY to maintain possession and control of its assets.

                         d. CUSTOMER means an individual, corporate, partnership, trust customer, shareholder or subscriber of an INVESTMENT COMPANY which has a written agreement with the ASSURED for VOICE INITIATED FUNDS TRANSFER INSTRUCTION.

                         e.  EMPLOYEE means:

                             (1) an officer of the ASSURED,

                             (2) a natural person while in the regular service
                                 of the ASSURED at any of the ASSURED'S premises and compensated directly by the ASSURED through its payroll system and subject to the United States Internal Revenue Service Form W-2 or equivalent income reporting plans of other countries, and whom the ASSURED has the right to control and direct both as to the result to be accomplished and details and means by which such result is accomplished in the performance of such service,

                             (3) a guest student pursuing studies or performing
                                 duties in any of the ASSURED'S premises,

                             (4) an attorney retained by the ASSURED and an
                                 employee of such attorney while either is performing legal services for the ASSURED,

                             (5) a natural person provided by an employment
                                 contractor to perform employee duties for the ASSURED under the ASSURED'S supervision at any of the ASSURED'S premises,

                             (6) an employee of an institution merged or
                                 consolidated with the ASSURED prior to the effective date of this Bond,

                             (7) a director or trustee of the ASSURED, but only
                                 while performing acts within the scope of the customary and usual duties of any officer or other employee of the ASSURED or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to PROPERTY of the ASSURED, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 8 of 19

CONDITIONS AND
LIMITATIONS

Definitions          (8) each natural person, partnership or corporation
(continued)              authorized by written agreement with the ASSURED to
                         perform services as electronic data processor of checks or other accounting records related to such checks but only while such person, partnership or corporation is actually performing such services and not:

                         a. creating, preparing, modifying or maintaining the ASSURED'S computer software or programs, or

                         b. acting as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the ASSURED,

                     (9) any partner, officer or employee of an investment
                         advisor, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, for an INVESTMENT COMPANY while performing acts coming within the scope of the customary and usual duties of an officer or employee of an INVESTMENT COMPANY or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to PROPERTY of AN INVESTMENT COMPANY.

                         The term EMPLOYEE shall not include any partner, officer or employee of a transfer agent, shareholder accounting recordkeeper or administrator:

                         a. which is not an "affiliated person" (as defined in Section 2(a) of the Investment Company Act of
                             1940) of an INVESTMENT COMPANY or of the investment advisor or underwriter (distributor) of such INVESTMENT COMPANY, or

                         b. which is a "bank" (as defined in Section 2(a) of the Investment Company Act of 1940).

                             This Bond does not afford coverage in favor of the employers of persons as set forth in e. (4), (5) and (8) above, and upon payment to the ASSURED by the COMPANY resulting directly from LARCENY OR EMBEZZLEMENT committed by any of the partners, officers or employees of such employers, whether acting alone or in collusion with others, an assignment of such of the ASSURED'S rights and causes of action as it may have against such employers by reason of such acts so committed shall, to the extent of such payment, be given by the ASSURED to the COMPANY, and the ASSURED shall execute all papers necessary to secure to the COMPANY the rights provided for herein.

                         Each employer of persons as set forth in e.(4), (5) and
                         (8) above and the partners, officers and other employees of such employers shall collectively be deemed to be one person for all the purposes of this Bond; excepting, however, the fifth paragraph of
                         Section 13.

                         Independent contractors not specified in e.(4), (5) or
                         (8) above, intermediaries, agents, brokers or other representatives of the same general character shall not be considered EMPLOYEES.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 9 of 19

CONDITIONS AND
LIMITATIONS

Definitions          f.  FORGERY means the signing of the name of another
(continued)              natural person with the intent to deceive but does not
                         mean a signature which consists in whole or in part of one's own name, with or without authority, in any capacity for any purpose.

                     g. INVESTMENT COMPANY means any investment company registered under the Investment Company Act of 1940 and listed under the NAME OF ASSURED on the DECLARATIONS.

                     h. ITEMS OF DEPOSIT means one or more checks or drafts drawn upon a financial institution in the United States of America.

                     i. LARCENY OR EMBEZZLEMENT means larceny or embezzlement as defined in Section 37 of the Investment Company Act of 1940.

                     j. PROPERTY means money, revenue and other stamps; securities; including any note, stock, treasury stock, bond, debenture, evidence of indebtedness, certificate of deposit, certificate of interest or participation in any profit- sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any interest or instruments commonly known as a security under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing; bills of exchange; acceptances; checks; withdrawal orders; money orders; travelers' letters of credit; bills of lading; abstracts of title; insurance policies, deeds, mortgages on real estate and/or upon chattels and interests therein; assignments of such policies, deeds or mortgages; other valuable papers, including books of accounts and other records used by the ASSURED in the conduct of its business (but excluding all electronic data processing records); and, all other instruments similar to or in the nature of the foregoing in which the ASSURED acquired an interest at the time of the ASSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the ASSURED for any purpose or in any capacity and whether so held gratuitously or not and whether or not the ASSURED is liable therefor.

                     k. RELATIVE means the spouse of an EMPLOYEE or partner of the ASSURED and any unmarried child supported wholly by, or living in the home of, such EMPLOYEE or partner and being related to them by blood, marriage or legal guardianship.

                     l. SECURITIES, DOCUMENTS OR OTHER WRITTEN INSTRUMENTS means original (including original counterparts) negotiable or non-negotiable instruments, or assignments thereof, which in and of themselves represent an equitable interest, ownership, or debt and which are in the ordinary course of business transferable by delivery of such instruments with any necessary endorsements or assignments.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 10 of 19

CONDITIONS AND
LIMITATIONS

Definitions                 m.   SUBSIDIARY means any organization that, at the
(continued)                      inception date of this Bond, is named in the
                                 APPLICATION or is created during the BOND
                                 PERIOD and of which more than fifty percent
                                 (50%) of the outstanding securities or voting rights representing the present right to vote for election of directors is owned or controlled by the ASSURED either directly or through one or more of its subsidiaries.

                            n. TRANSPORTATION COMPANY means any organization which provides its own or its leased vehicles for transportation or which provides freight forwarding or air express services.

                            o. VOICE INITIATED ELECTION means any election concerning dividend options available to INVESTMENT COMPANY shareholders or subscribers which is requested by voice over the telephone.

                            p. VOICE INITIATED REDEMPTION means any redemption of shares issued by an INVESTMENT COMPANY which is requested by voice over the telephone.

                            q. VOICE INITIATED FUNDS TRANSFER INSTRUCTION means any VOICE INITIATED REDEMPTION or VOICE INITIATED ELECTION.

                            For the purposes of these definitions, the singular includes the plural and the plural includes the singular, unless otherwise indicated.

General Exclusions -    2.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable to All
Insuring Clauses            a.   loss not reported to the COMPANY in writing
                                 within sixty (60) days after termination of this Bond as an entirety;

                            b. loss due to riot or civil commotion outside the United States of America and Canada, or any loss due to military, naval or usurped power, war or insurrection. This Section 2.b., however, shall not apply to loss which occurs in transit in the circumstances recited in INSURING CLAUSE 3., provided that when such transit was initiated there was no knowledge on the part of any person acting for the ASSURED of such riot, civil commotion, military, naval or usurped power, war or insurrection;

                            c. loss resulting from the effects of nuclear fission or fusion or radioactivity;

                            d. loss of potential income including, but not limited to, interest and dividends not realized by the ASSURED or by any customer of the ASSURED;

                            e. damages of any type for which the ASSURED is legally liable, except compensatory damages, but not multiples thereof, arising from a loss covered under this Bond;

                            f. costs, fees and expenses incurred by the ASSURED in establishing the existence of or amount of loss under this Bond, except to the extent covered under INSURING CLAUSE 11.;

                            g. loss resulting from indirect or consequential loss of any nature;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 11 of 19

CONDITIONS AND
LIMITATIONS

General Exclusions -        h.   loss resulting from dishonest acts by any
Applicable to All                member of the Board of Directors or Board of
Insuring Clauses                 Trustees of the ASSURED who is not an EMPLOYEE,
(continued)                      acting alone or in collusion with others;

                            i. loss, or that part of any loss, resulting solely from any violation by the ASSURED or by any EMPLOYEE:

                                 (1)  of any law regulating:

                                      a.  the issuance, purchase or sale of
                                          securities,

                                      b.  securities transactions on security or
                                          commodity exchanges or the over the
                                          counter market,

                                      c.  investment companies,

                                      d.  investment advisors, or

                                 (2)  of any rule or regulation made pursuant
                                      to any such law; or

                            j. loss of confidential information, material or data;

                            k.   loss resulting from voice requests or
                                 instructions received over the telephone, provided however, this Section 2.k. shall not apply to INSURING CLAUSE 7. or 9.

Specific Exclusions -   3.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable To All
Insuring Clauses Except     a.   loss caused by an EMPLOYEE, provided, however,
Insuring Clause 1.               this Section 3.a. shall not apply to loss
                                 covered under INSURING CLAUSE 2. or 3. which results directly from misplacement, mysterious unexplainable disappearance, or damage or destruction of PROPERTY;

                            b. loss through the surrender of property away from premises of the ASSURED as a result of a threat:

                                 (1) to do bodily harm to any natural person, except loss of PROPERTY in transit in the custody of any person acting as messenger of the ASSURED, provided that when such transit was initiated there was no knowledge by the ASSURED of any such threat, and provided further that this
                                      Section 3.b. shall not apply to INSURING
                                      CLAUSE 7., or

                                 (2) to do damage to the premises or PROPERTY of the ASSURED;

                            c.   loss resulting from payments made or
                                 withdrawals from any account involving
                                 erroneous credits to such account;

                            d. loss involving ITEMS OF DEPOSIT which are not finally paid for any reason provided however, that this Section 3.d. shall not apply to INSURING CLAUSE 10.;

                            e.   loss of property while in the mail;

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 12 of 19

CONDITIONS AND
LIMITATIONS

Specific Exclusions -       f.   loss resulting from the failure for any reason
Applicable To All                of a financial or depository institution, its
Insuring Clauses Except          receiver or other liquidator to pay or deliver
Insuring Clause 1.               funds or other PROPERTY to the ASSURED provided
(continued)                      further that this Section 3.f. shall not apply
                                 to loss of PROPERTY resulting directly from robbery, burglary, misplacement, mysterious unexplainable disappearance, damage, destruction or removal from the possession, custody or control of the ASSURED.

                            g. loss of PROPERTY while in the custody of a TRANSPORTATION COMPANY, provided however, that this Section 3.g. shall not apply to INSURING CLAUSE 3.;

                            h. loss resulting from entries or changes made by a natural person with authorized access to a COMPUTER SYSTEM who acts in good faith on instructions, unless such instructions are given to that person by a software contractor or its partner, officer, or employee authorized by the ASSURED to design, develop, prepare, supply, service, write or implement programs for the ASSURED's COMPUTER SYSTEM; or

                            i. loss resulting directly or indirectly from the input of data into a COMPUTER SYSTEM terminal, either on the premises of the customer of the ASSURED or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

Specific Exclusions -   4.  THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:
Applicable To All
Insuring Clauses Except     a.   loss resulting from the complete or partial
Insuring Clauses 1.,             non-payment of or default on any loan whether
4., And 5.                       such loan was procured in good faith or through
                                 trick, artifice, fraud or false pretenses;
                                 provided, however, this Section 4.a. shall not apply to INSURING CLAUSE 8.;

                            b.   loss resulting from forgery or any alteration;

                            c. loss involving a counterfeit provided, however, this Section 4.c. shall not apply to INSURING CLAUSE 5. or 6.

Limit Of Liability/Non- 5.  At all times prior to termination of this Bond, this
Reduction And Non-          Bond shall continue in force for the limit stated
Accumulation Of             in the applicable sections of ITEM 2. of the
Liability                   DECLARATIONS, notwithstanding any previous loss for
                            which the COMPANY may have paid or be liable to pay under this Bond provided, however, that the liability of the COMPANY under this Bond with respect to all loss resulting from:

                            a. any one act of burglary, robbery or hold-up, or attempt thereat, in which no EMPLOYEE is concerned or implicated, or

                            b. any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of PROPERTY, or

                            c. all acts, other than those specified in a. above, of any one person, or

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 13 of 19

CONDITIONS AND
LIMITATIONS

Limit Of Liability/Non-     d.   any one casualty or event other than those
Reduction And Non-               specified in a., b., or c. above, shall be
Accumulation Of                  deemed to be one loss and shall be limited to
Liability (continued)            the applicable LIMIT OF LIABILITY stated in
                                 ITEM 2. of the DECLARATIONS of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

                            All acts, as specified in c. above, of any one person which

                            i. directly or indirectly aid in any way wrongful acts of any other person or persons, or

                            ii. permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided, and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

Discovery               6.  This Bond applies only to loss first discovered by
                            an officer of the ASSURED during the BOND PERIOD.
                            Discovery occurs at the earlier of an officer of the ASSURED being aware of:

                            a. facts which may subsequently result in a loss of a type covered by this Bond, or

                            b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

                            regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

Notice To Company -     7.  a.   The ASSURED shall give the COMPANY notice
Proof - Legal                    thereof at the earliest practicable moment, not
Proceedings Against              to exceed sixty (60) days after discovery of
Company                          loss, in an amount that is in excess of 50% of
                                 the applicable DEDUCTIBLE AMOUNT, as stated in
                                 ITEM 2. of the DECLARATIONS.

                            b. The ASSURED shall furnish to the COMPANY proof of loss, duly sworn to, with full particulars within six (6) months after such discovery.

                            c. Securities listed in a proof of loss shall be identified by certificate or bond numbers, if issued with them.

                            d. Legal proceedings for the recovery of any loss under this Bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the COMPANY or after the expiration of twenty-four (24) months from the discovery of such loss.

                            e. This Bond affords coverage only in favor of the ASSURED. No claim, suit, action or legal proceedings shall be brought under this Bond by anyone other than the ASSURED.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 14 of 19

CONDITIONS AND
LIMITATIONS

Notice To Company -         f.   Proof of loss involving VOICE INITIATED FUNDS
Proof - Legal                    TRANSFER INSTRUCTION shall include electronic
Proceedings Against              recordings of such instructions.
Company (continued)

Deductible Amount       8.  The COMPANY shall not be liable under any INSURING
                            CLAUSES of this Bond on account of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the ASSURED, other than from any Bond or policy of insurance issued by an insurance company and covering such loss, or by the COMPANY on account thereof prior to payment by the COMPANY of such loss, shall exceed the DEDUCTIBLE AMOUNT set forth in ITEM 3. of the DECLARATIONS, and then for such excess only, but in no event for more than the applicable LIMITS OF LIABILITY stated in ITEM 2. of the DECLARATIONS.

                            There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any INVESTMENT COMPANY.

Valuation               9.  BOOKS OF ACCOUNT OR OTHER RECORDS

                            The value of any loss of PROPERTY consisting of books of account or other records used by the ASSURED in the conduct of its business shall be the amount paid by the ASSURED for blank books, blank pages, or other materials which replace the lost books of account or other records, plus the cost of labor paid by the ASSURED for the actual transcription or copying of data to reproduce such books of account or other records.

                            The value of any loss of PROPERTY other than books of account or other records used by the ASSURED in the conduct of its business, for which a claim is made shall be determined by the average market value of such PROPERTY on the business day immediately preceding discovery of such loss provided, however, that the value of any PROPERTY replaced by the ASSURED with the consent of the COMPANY and prior to the settlement of any claim for such PROPERTY shall be the actual market value at the time of replacement.

                            In the case of a loss of interim certificates, warrants, rights or other securities, the production of which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value of them shall be the market value of such privileges immediately preceding their expiration if said loss is not discovered until after their expiration. If no market price is quoted for such PROPERTY or for such privileges, the value shall be fixed by agreement between the parties.

                            OTHER PROPERTY

                            The value of any loss of PROPERTY, other than as stated above, shall be the actual cash value or the cost of repairing or replacing such PROPERTY with PROPERTY of like quality and value, whichever is less.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 15 of 19

CONDITIONS AND
LIMITATIONS
(continued)

Securities Settlement   10. In the event of a loss of securities covered under
                            this Bond, the COMPANY may, at its sole discretion, purchase replacement securities, tender the value of the securities in money, or issue its indemnity to effect replacement securities.

                            The indemnity required from the ASSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the COMPANY'S indemnity shall be:

                            a. for securities having a value less than or equal to the applicable DEDUCTIBLE AMOUNT - one hundred (100%) percent;

                            b. for securities having a value in excess of the DEDUCTIBLE AMOUNT but within the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT bears to the value of the securities;

                            c. for securities having a value greater than the applicable LIMIT OF LIABILITY - the percentage that the DEDUCTIBLE AMOUNT and portion in excess of the applicable LIMIT OF LIABILITY bears to the value of the securities.

                            The value referred to in Section 10.a., b., and c. is the value in accordance with Section 9, VALUATION, regardless of the value of such securities at the time the loss under the COMPANY'S indemnity is sustained.

                            The COMPANY is not required to issue its indemnity for any portion of a loss of securities which is not covered by this Bond; however, the COMPANY may do so as a courtesy to the ASSURED and at its sole discretion.

                            The ASSURED shall pay the proportion of the Company's premium charge for the Company's indemnity as set forth in Section 10.a., b., and c. No portion of the LIMIT OF LIABILITY shall be used as payment of premium for any indemnity purchased by the ASSURED to obtain replacement securities.

Subrogation -           11. In the event of a payment under this Bond, the
Assignment - Recovery       COMPANY shall be subrogated to all of the ASSURED'S
                            rights of recovery against any person or entity to the extent of such payment. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.

                            Recoveries, whether effected by the COMPANY or by the ASSURED, shall be applied net of the expense of such recovery in the following order:

                            a. first, to the satisfaction of the ASSURED'S loss which would otherwise have been paid but for the fact that it is in excess of the applicable LIMIT OF LIABILITY,

                            b. second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED'S claim,

                            c. third, to the ASSURED in satisfaction of the applicable DEDUCTIBLE AMOUNT, and

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 16 of 19

CONDITIONS AND
LIMITATIONS

Subrogation -               d.   fourth, to the ASSURED in satisfaction of any
Assignment - Recovery            loss suffered by the ASSURED which was not
(continued)                      covered under this Bond.

                            Recovery from reinsurance or indemnity of the COMPANY shall not be deemed a recovery under this section.

Cooperation Of Assured  12. At the COMPANY'S request and at reasonable times and places designated by the COMPANY, the ASSURED shall:

                            a. submit to examination by the COMPANY and subscribe to the same under oath,

                            b. produce for the COMPANY'S examination all pertinent records, and

                            c. cooperate with the COMPANY in all matters pertaining to the loss.

                            The ASSURED shall execute all papers and render assistance to secure to the COMPANY the rights and causes of action provided for under this Bond. The ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination             13. If the Bond is for a sole ASSURED, it shall not be
                            terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                            If the Bond is for a joint ASSURED, it shall not be terminated unless written notice shall have been given by the acting party to the affected party, and by the COMPANY to all ASSURED INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination.

                            This Bond will terminate as to any one ASSURED, other than an INVESTMENT COMPANY:

                            a. immediately on the taking over of such ASSURED by a receiver or other liquidator or by State or Federal officials, or

                            b. immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the ASSURED, or assignment for the benefit of creditors of the ASSURED, or

                            c. immediately upon such ASSURED ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

                            The COMPANY shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the ASSURED or pro rata if terminated for any other reason.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 17 of 19

CONDITIONS AND
LIMITATIONS

Termination                    If any partner, director, trustee, or officer or
(continued)                    supervisory employee of an (continued) ASSURED
                               not acting in collusion with an EMPLOYEE learns of any dishonest act committed by such EMPLOYEE at any time, whether in the employment of the ASSURED or otherwise, whether or not such act is of the type covered under this Bond, and whether against the ASSURED or any other person or entity, the ASSURED:

                               a. shall immediately remove such EMPLOYEE from a position that would enable such EMPLOYEE to cause the ASSURED to suffer a loss covered by this Bond; and

                               b. within forty-eight (48) hours of learning that an EMPLOYEE has committed any dishonest act, shall notify the COMPANY, of such action and provide full particulars of such dishonest act.

                               The COMPANY may terminate coverage as respects any EMPLOYEE sixty (60) days after written notice is received by each ASSURED INVESTMENT COMPANY and the Securities and Exchange Commission, Washington, D.C. of its desire to terminate this Bond as to such EMPLOYEE.

Other Insurance          14.   Coverage under this Bond shall apply only as
                               excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of:

                               a.   the ASSURED,

                               b.   a TRANSPORTATION COMPANY, or

                               c. another entity on whose premises the loss occurred or which employed the person causing the loss or engaged the messenger conveying the PROPERTY involved.

Conformity               15.   If any limitation within this Bond is prohibited
                               by any law controlling this Bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Change or Modification   16.   This Bond or any instrument amending or affecting
                               this Bond may not be changed or modified orally.
                               No change in or modification of this Bond shall be effective except when made by written endorsement to this Bond signed by an authorized representative of the COMPANY.

                               If this Bond is for a sole ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 18 of 19

CONDITIONS AND
LIMITATIONS

Change or Modification         If this Bond is for a joint ASSURED, no charge or
(continued)                    modification which would (continued) adversely
                               affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured
                               INVESTMENT COMPANIES and to the Securities and Exchange Commission, Washington, D.C., by the
                               COMPANY.

ICAP Bond (5-98)
Form 17-02-1421 (Ed. 5-98) Page 19 of 19

                                  POLICYHOLDER
                              DISCLOSURE NOTICE OF
                          TERRORISM INSURANCE COVERAGE
             (FOR POLICIES WITH NO TERRORISM EXCLUSION OR SUBLIMIT)

You are hereby notified that, under the Terrorism Risk Insurance Act (the "Act"), effective December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury, in concurrence with the Secretary of State and the Attorney General of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December
31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy's annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281(Ed. 1/2003)

                                                               IMPORTANT NOTICE:

THE SEC REQUIRES PROOF OF YOUR FIDELITY INSURANCE POLICY

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb's ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

                        IMPORTANT NOTICE TO POLICYHOLDERS

    All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter "Chubb") distribute their products through licensed insurance brokers and agents ("producers"). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

      Thank you for choosing Chubb.

10-02-1295(ed. 6/2007)

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2008    FEDERAL INSURANCE COMPANY
                                           Endorsement/Rider No.   1
                                           To be attached to and
                                           form a part of Bond No. 81905981

Issued to: ING FAMILY OF FUNDS

      DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION
                                  ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1. The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2. The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

      If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured INVESTMENT COMPANIES and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

                                                                          [LOGO]

17-02-2437 (12/2006) rev.

                                           FEDERAL INSURANCE COMPANY
                                           Endorsement No: 2
                                              Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                        ARKANSAS NOTIFICATION ENDORSEMENT

It is agreed that this is amended by adding to Section 13., Termination, the following:

"No cancellation or termination of this as an entirety, whether by or at the request of the ASSURED or by the COMPANY, shall take effect prior to the expiration of thirty (30) days after written notice of such cancellation or termination has been filed with the Arkansas Securities Commissioner, Arkansas Securities Division, Heritage West Building, 3rd Floor, 201 East Markham, Little Rock, Arkansas 72201 unless an earlier date of such cancellation or termination is approved by said Arkansas Securities Department, State of Arkansas."

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS  REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

State Amendatory - General Use Form 17-02-1343 (Rev. 1-97)

                                                FEDERAL INSURANCE COMPANY

                                                Endorsement No: 3

                                                Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                           NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

ING FAMILY OF FUNDS

ING CORPORATE LEADERS TRUST

      ING Corporate Leaders Trust Fund

ING EQUITY TRUST

      ING Equity Dividend Fund
      ING Financial Services Fund
      ING Fundamental Research Fund
      ING LargeCap Growth Fund
      ING LargeCap Value Fund
      ING MidCap Opportunities Fund
      ING Opportunistic LargeCap Fund
      ING Index Plus LargeCap Equity Fund (Formerly PPF 1)
      ING Index Plus LargeCap Equity Fund II (Formerly PPF 2) ING Index Plus LargeCap Equity Fund III (Formerly PPF 3) ING Index Plus LargeCap Equity Fund IV (Formerly PPF 4) ING Index Plus LargeCap Equity Fund V (Formerly PPF 5) ING Index Plus LargeCap Equity Fund VI (Formerly PPF 6) ING Index Plus LargeCap Equity Fund VII (Formerly PPF 7) ING Principal Protection Fund VIII
      ING Principal Protection Fund IX
      ING Principal Protection Fund X
      ING Principal Protection Fund XI
      ING Principal Protection Fund XII
      ING Real Estate Fund
      ING SmallCap Opportunities Fund
      ING SmallCap Value Multi-Manager Fund
      ING Value Choice Fund

ING FUNDS TRUST

      ING Classic Money Market Fund
      ING GNMA Income Fund
      ING High Yield Bond Fund
      ING Institutional Prime Money Market Fund
      ING Intermediate Bond Fund
      ING National Tax-Exempt Bond Fund

ICAP Bond
Form 17-02-0949 (Rev. 1-97)               Page 1

ING MUTUAL FUNDS

      ING Asia-Pacific Real Estate Fund
      ING Disciplined International SmallCap Fund
      ING Diversified International Fund
      ING Emerging Countries Fund
      ING Emerging Markets Fixed Income Fund
      ING European Real Estate Fund
      ING Foreign Fund
      ING Global Bond Fund
      ING Global Equity Dividend Fund
      ING Global Real Estate Fund
      ING Global Value Choice Fund
      ING Greater China Fund
      ING Index Plus International Equity Fund
      ING International Capital Appreciation Fund
      ING International Equity Dividend Fund
      ING International Real Estate Fund
      ING International SmallCap Multi-Manager Fund
      ING International Value Choice Fund
      ING Global Natural Resources Fund
      ING Russia Fund
      ING International Growth Opportunities Fund
      ING International Value Opportunities Fund

ING MAYFLOWER TRUST

      ING International Value Fund

ING SEPARATE PORTFOLIOS TRUST

      ING Sports Core Fixed Income Fund
      ING Sports Core Plus Fixed Income Fund

ING PRIME RATE TRUST

      ING Prime Rate Trust

ING SENIOR INCOME FUND

      ING Senior Income Fund

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

      ING Asia Pacific High Dividend Equity Income Fund

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

      ING Global Equity Dividend and Premium Opportunity Fund

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

      ING Global Advantage and Premium Opportunity Fund

ING INTERNATIONAL HIGH DIVIDEND EQUITY FUND

      ING International High Dividend Equity Fund

ING RISK MANAGED NATURAL RESOURCES FUND

      ING Risk Managed Natural Resources Fund

ICAP Bond
Form 17-02-0949 (Ed. 1-97)               Page 2

ING VP NATURAL RESOURCES TRUST

      ING VP Natural Resources Trust

ING VARIABLE INSURANCE TRUST

      ING VP Global Equity Dividend Portfolio
      ING GET U.S. Core Portfolio - Series 1
      ING GET U.S. Core Portfolio - Series 2
      ING GET U.S. Core Portfolio - Series 3
      ING GET U.S. Core Portfolio - Series 4
      ING GET U.S. Core Portfolio - Series 5
      ING GET U.S. Core Portfolio - Series 6
      ING GET U.S. Core Portfolio - Series 7
      ING GET U.S. Core Portfolio - Series 8
      ING GET U.S. Core Portfolio - Series 9
      ING GET U.S. Core Portfolio - Series 10
      ING GET U.S. Core Portfolio - Series 11
      ING GET U.S. Core Portfolio - Series 12
      ING GET U.S. Core Portfolio - Series 13
      ING GET U.S. Core Portfolio - Series 14

ING VARIABLE PRODUCTS TRUST

      ING VP Financial Services Portfolio
      ING VP High Yield Bond Portfolio
      ING VP International Value Portfolio
      ING VP MidCap Opportunities Portfolio
      ING VP Real Estate Portfolio
      ING VP SmallCap Opportunities Portfolio

ING INVESTORS TRUST

      ING AllianceBernstein Mid Cap Growth Portfolio
      ING American Funds Asset Allocation Portfolio
      ING American Funds Bond Portfolio
      ING American Funds Growth-Income Portfolio
      ING American Funds Growth Portfolio
      ING American Funds International Portfolio
      ING BlackRock Inflation Protected Bond Portfolio
      ING BlackRock Large Cap Growth Portfolio
      ING BlackRock Large Cap Value Portfolio
      ING Capital Guardian U.S. Equities Portfolio
      ING Disciplined Small Cap Value Portfolio
      ING Evergreen Health Sciences Portfolio
      ING Evergreen Omega Portfolio
      ING FMR Diversified Mid Cap Portfolio
      ING Focus 5 Portfolio
      ING Franklin Income Fund
      ING Franklin Mutual Shares Portfolio
      ING Franklin Templeton Founding Strategy Portfolio
      ING Global Real Estate Portfolio
      ING Global Resources Portfolio
      ING Goldman Sachs Commodity Strategy Portfolio
      ING International Growth Opportunities Portfolio
      ING Janus Contrarian Portfolio
      ING JPMorgan Emerging Markets Equity Portfolio
      ING JPMorgan Small Cap Core Equity Portfolio

ICAP Bond
Form 17-02-0949 (Ed. 1-97)                 Page 3

      ING JPMorgan Value Opportunities Portfolio
      ING Julius Baer Foreign Portfolio
      ING Legg Mason Value Portfolio
      ING Lifestyle Aggressive Growth Portfolio
      ING Lifestyle Conservative Portfolio
      ING Lifestyle Growth Portfolio
      ING Lifestyle Moderate Growth Portfolio
      ING Lifestyle Moderate Portfolio
      ING Limited Maturity Bond Portfolio
      ING Liquid Assets Portfolio
      ING Lord Abbett Affiliated Portfolio
      ING Marsico Growth Portfolio
      ING Marsico International Opportunities Portfolio
      ING MFS Total Return Portfolio
      ING MFS Utilities Portfolio
      ING Multi-Manager International Small Cap Portfolio
      ING PIMCO Core Bond Portfolio
      ING PIMCO High Yield Portfolio
      ING Pioneer Equity Income Portfolio
      ING Pioneer Fund Portfolio
      ING Pioneer Mid Cap Value Portfolio
      ING Stock Index Portfolio
      ING T. Rowe Price Capital Appreciation Portfolio
      ING T. Rowe Price Equity Income Portfolio
      ING Templeton Global Growth Portfolio
      ING Van Kampen Capital Growth Portfolio
      ING Van Kampen Global Franchise Portfolio
      ING Van Kampen Growth and Income Portfolio
      ING Van Kampen Real Estate Portfolio
      ING VP Index Plus International Equity Portfolio
      ING Wells Fargo Disciplined Value Portfolio
      ING Wells Fargo Small Cap Disciplined Portfolio

ING PARTNERS, INC.

      ING American Century Large Company Value Portfolio
      ING American Century Small-Mid Cap Value Portfolio
      ING Baron Asset Portfolio
      ING Baron Small Cap Growth Portfolio
      ING Columbia Small Cap Value II Portfolio
      ING Davis Venture Value Portfolio
      ING Fidelity VIP Contrafund Portfolio
      ING Fidelity VIP Equity-Income Portfolio
      ING Fidelity VIP Growth Portfolio
      ING Fidelity VIP Mid Cap Portfolio
      ING Index Solution 2015 Portfolio
      ING Index Solution 2025 Portfolio
      ING Index Solution 2035 Portfolio
      ING Index Solution 2045 Portfolio
      ING Index Solution Income Portfolio
      ING JPMorgan Mid Cap Value Portfolio
      ING Legg Mason Partners Aggressive Growth Portfolio
      ING Neuberger Berman Partners Portfolio
      ING OpCap Balanced Value Portfolio
      ING Oppenheimer Main Street Portfolio ICAP Bond

ICAP Bond
Form 17-02-0949 (Ed. 1-97)                 Page 4

      ING Oppenheimer Global Portfolio
      ING Oppenheimer Strategic Income Portfolio
      ING PIMCO Total Return Portfolio
      ING Pioneer High Yield Portfolio
      ING Solution 2015 Portfolio
      ING Solution 2025 Portfolio
      ING Solution 2035 Portfolio
      ING Solution 2045 Portfolio
      ING Solution Growth and Income Portfolio
      ING Solution Growth Portfolio
      ING Solution Income Portfolio
      ING T. Rowe Price Diversified Mid Cap Portfolio
      ING T. Rowe Price Growth Equity Portfolio
      ING Templeton Foreign Equity Portfolio
      ING Thornburg Value Portfolio
      ING UBS U.S. Large Cap Equity Portfolio
      ING UBS U.S. Small Cap Growth Portfolio
      ING Van Kampen Comstock Portfolio
      ING Van Kampen Equity and Income Portfolio

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP Bond
Form 17-02-0949 (Ed. 1-97)            Page 5

                                                  FEDERAL INSURANCE COMPANY
                                                  Endorsement No: 4
                                                  Bond Number: 81905981

 NAME OF ASSURED: ING FAMILY OF FUNDS

                        AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Any Investment Company registered under the Investment Company Act of 1940 and created during the Bond Period

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP Bond
Form 17-02-6272 (Ed. 8-04)                 Page 1

                                                 FEDERAL INSURANCE COMPANY
                                                 Endorsement No: 5
                                                 Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                               PREMIUM ENDORSEMENT

It is agreed that:

1. The premium for this Bond for the period October 1, 2008 to October 1, 2009 is: Premium: Eighty Five Thousand Dollars ($85,000.00)

2. It is further agreed that this premium is subject to change during this period if amendments are made to this Bond at the request of the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP Bond

Form 17-02-0735 (Rev. 1-97)

                                                    FEDERAL INSURANCE COMPANY
                                                    Endorsement No: 6
                                                    Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                         GENERAL TERMINATION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 13., Termination, the following:

No termination of this Bond as an entirety by the COMPANY shall take effect prior to the expiration of ninety (90) days after written notice of such termination has been mailed to:

      Midwest Stock Exchange
      Commissioner of Securities, Office of the Secretary of State, Securities Division, 8th Floor,
      Truman State Office Building, Jefferson City, Missouri 65101.

If the Bond as an entirety terminates based on the occurrence of any of the events described in a., b., or c. of the third paragraph of this Section 13., the COMPANY shall endeavor to provide written notice as soon as practicable of such termination to:

      Midwest Stock Exchange
      Commissioner of Securities, Office of the Secretary of State, Securities Division, 8th Floor,
      Truman State Office Building, Jefferson City, Missouri 65101.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP Bond
Form 17-02-7052 (Ed. 4-05)                 Page 1

                                               FEDERAL INSURANCE COMPANY
                                               Endorsement No.: 7
                                               Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                           CLAIMS EXPENSE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding the following INSURING CLAUSE:

      12.   Claims Expense

            Reasonable expense incurred by the ASSURED, solely for independent firms or individuals to determine the amount of loss where:

            (1)   the loss is covered under the Bond, and

            (2)   the loss is in excess of the applicable DEDUCTIBLE AMOUNT.

2. Under General Exclusions-Applicable To All Insuring Clauses, Section 2.f. does not apply to loss covered under this INSURING CLAUSE.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP Bond

Form 17-02-6282 (Ed. 11-04)

Effective date of
this endorsement: October 1, 2008          FEDERAL INSURANCE COMPANY
                                           Endorsement No.: 8
                                           To be attached to and form a part of
                                           Number: 81905981

Issued to: ING FAMILY OF FUNDS

              COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS   REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

Form 14-02-9228 (Ed. 4/2004)

                                                     FEDERAL INSURANCE COMPANY
                                                     Endorsement No.: 9
                                                     Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

             STOP PAYMENT ORDER OR REFUSAL TO PAY CHECK ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding the following INSURING CLAUSE:

      "13.  Stop Payment Order or Refusal to Pay Check

            Loss resulting directly from the ASSURED being legally liable to pay compensatory damages for:

            a. complying or failing to comply with notice from any customer of the ASSURED or any authorized representative of such customer, to stop payment on any check or draft made or drawn upon or against the ASSURED by such customer or by any authorized representative of such customer, or

            b. refusing to pay any check or draft made or drawn upon or against the ASSURED by any customer of the ASSURED or by any authorized representative of such customer."

2.    By adding the following Specific Exclusion:

      "Section 4.A. Specific Exclusions - Applicable to INSURING CLAUSE 13

      THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

      a. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement,

      b.    loss arising out of:

            (1) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery,

            (2) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person, or

            (3)   discrimination."

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                [LOGO]

ICAP Bond

Form 17-02-2365 (Ed. 10-00)

                                           FEDERAL INSURANCE COMPANY

                                           Endorsement No.: 10

                                           Bond Number: 81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                      EXTENDED COMPUTER SYSTEMS ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.    By adding the following INSURING CLAUSE:

      14.   Extended Computer Systems

            A.    Electronic Data, Electronic Media, Electronic Instruction

                        Loss resulting directly from:

                        (1) the fraudulent modification of ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTION being stored within or being run within any system covered under this INSURING CLAUSE,

                        (2) robbery, burglary, larceny or theft of ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTIONS,

                        (3) the acts of a hacker causing damage or destruction of ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTION owned by the ASSURED or for which the ASSURED is legally liable, while stored within a COMPUTER SYSTEM covered under this INSURING CLAUSE, or

                        (4) the damage or destruction of ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTION owned by the ASSURED or for which the ASSURED is legally liable while stored within a COMPUTER SYSTEM covered under INSURING CLAUSE 14, provided such damage or destruction was caused by a computer program or similar instruction which was written or altered to intentionally incorporate a hidden instruction designed to damage or destroy ELECTRONIC DATA, ELECTRONIC MEDIA, or ELECTRONIC INSTRUCTION in the COMPUTER SYSTEM in which the computer program or instruction so written or so altered is used.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 1

B.    Electronic Communication

      Loss resulting directly from the ASSURED having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications directed to the ASSURED, which were transmitted or appear to have been transmitted through:

      (1)   an ELECTRONIC COMMUNICATION SYSTEM,

      (2)   an automated clearing house or custodian, or

      (3)   a Telex, TWX, or similar means of communication,

      directly into the ASSURED'S COMPUTER SYSTEM or COMMUNICATION TERMINAL, and fraudulently purport to have been sent by a customer, automated clearing house, custodian, or financial institution, but which communications were either not sent by said customer, automated clearing house, custodian, or financial institution, or were fraudulently modified during physical transit of ELECTRONIC MEDIA to the ASSURED or during electronic transmission to the ASSURED'S COMPUTER SYSTEM or COMMUNICATION TERMINAL.

C.    Electronic Transmission

      Loss resulting directly from a customer of the ASSURED, any automated clearing house, custodian, or financial institution having transferred, paid or delivered any funds or property, established any credit, debited any account or given any value on the faith of any electronic communications, purporting to have been directed by the ASSURED to such customer, automated clearing house, custodian, or financial institution initiating, authorizing, or acknowledging, the transfer, payment, delivery or receipt of funds or property, which communications were transmitted through:

      (1)   an ELECTRONIC COMMUNICATION SYSTEM,

      (2)   an automated clearing house or custodian, or

      (3)   a Telex, TWX, or similar means of communication,

      directly into a COMPUTER SYSTEM or COMMUNICATION TERMINAL of said customer, automated clearing house, custodian, or financial institution, and fraudulently purport to have been directed by the ASSURED, but which communications were either not sent by the ASSURED, or were fraudulently modified during physical transit of ELECTRONIC MEDIA from the ASSURED or during electronic transmission from the ASSURED'S COMPUTER SYSTEM or COMMUNICATION TERMINAL, and for which loss the ASSURED is held to be legally liable.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 2

2.    By adding to Section 1., Definitions, the following:

      r. COMMUNICATION TERMINAL means a teletype, teleprinter or video display terminal, or similar device capable of sending or receiving information electronically. COMMUNICATION TERMINAL does not mean a telephone.

      s. ELECTRONIC COMMUNICATION SYSTEM means electronic communication operations by Fedwire, Clearing House Interbank Payment System (CHIPS), Society of Worldwide International Financial
            Telecommunication (SWIFT), similar automated interbank communication systems, and Internet access facilities.

      t. ELECTRONIC DATA means facts or information converted to a form usable in COMPUTER SYSTEMS and which is stored on ELECTRONIC MEDIA for use by computer programs.

      u. ELECTRONIC INSTRUCTION means computer programs converted to a form usable in a COMPUTER SYSTEM to act upon ELECTRONIC DATA.

      v. ELECTRONIC MEDIA means the magnetic tape, magnetic disk, optical disk, or any other bulk media on which data is recorded.

3.    By adding the following Section after Section 4., Specific
      Exclusions-Applicable to All INSURING CLAUSES except 1., 4., and 5.:

      Section 4.A. Specific Exclusions-Applicable to INSURING CLAUSE 14

      THIS BOND DOES NOT DIRECTLY OR INDIRECTLY COVER:

      a. loss resulting directly or indirectly from FORGED, altered or fraudulent negotiable instruments, securities, documents or written instruments used as source documentation in the preparation of ELECTRONIC DATA;

      b. loss of negotiable instruments, securities, documents or written instruments except as converted to ELECTRONIC DATA and then only in that converted form;

      c. loss resulting from mechanical failure, faulty construction, error in design, latent defect, wear or tear, gradual deterioration, electrical disturbance, ELECTRONIC MEDIA failure or breakdown or any malfunction or error in programming or error or omission in processing;

      d. loss resulting directly or indirectly from the input of ELECTRONIC DATA at an authorized electronic terminal of an ELECTRONIC FUNDS TRANSFER SYSTEM or a CUSTOMER COMMUNICATION SYSTEM by a person who had authorized access from a customer to that customer's authentication mechanism; or

      e. liability assumed by the ASSURED by agreement under any contract, unless such liability would have attached to the ASSURED even in the absence of such agreement; or

      f.    loss resulting directly or indirectly from:

            (1)   written instruction unless covered under this INSURING CLAUSE;
                  or

            (2) instruction by voice over the telephone, unless covered under this INSURING CLAUSE.

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 3

4.    By adding to Section 9., Valuation, the following:

      Electronic Data, Electronic Media, Or Electronic Instruction

      In case of loss of, or damage to, ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTION used by the ASSURED in its business, the COMPANY shall be liable under this Bond only if such items are actually reproduced form other ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTION of the same kind or quality and then for not more than the cost of the blank media and/or the cost of labor for the actual transcription or copying of data which shall have been furnished by the ASSURED in order to reproduce such ELECTRONIC DATA, ELECTRONIC MEDIA or ELECTRONIC INSTRUCTION subject to the applicable SINGLE LOSS LIMIT OF LIABILITY.

      However, if such ELECTRONIC DATA can not be reproduced and said ELECTRONIC DATA represents SECURITIES or financial instruments having a value, then the loss will be valued as indicated in the SECURITIES and OTHER PROPERTY paragraphs of this Section.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP2 Bond
Form 17-02-2976 (Ed. 1-02) Page 4

                                           FEDERAL INSURANCE COMPANY
                                           Endorsement No.:  11
                                           Bond Number:      81905981

NAME OF ASSURED: ING FAMILY OF FUNDS

                           AMEND DISCOVERY ENDORSEMENT

It is agreed that this Bond is amended by deleting Section 6., Discovery, in its entirety and substituting the following:

6.    Discovery

      This Bond applies only to loss first discovered by the Risk Management Department, Senior Vice President, or above of the ASSURED during the BOND PERIOD. Discovery occurs at the earlier of the Risk Management Department, Senior Vice President, or above of the ASSURED being aware of:

      a. facts which may subsequently result in a loss of a type covered by this Bond, or

      b. an actual or potential claim in which it is alleged that the ASSURED is liable to a third party, regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable DEDUCTIBLE AMOUNT, or the exact amount or details of loss may not then be known.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 3, 2008

                                     [LOGO]

ICAP Bond

Form 17-02-6260 (Ed. 6-04)

                                                               ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: October 1, 2008    FEDERAL INSURANCE COMPANY
                                           Endorsement/Rider No. 12
                                           To be attached to and
                                           form a part of Bond No. 81905981

Issued to: ING FAMILY OF FUNDS

                       AMEND NOTICE TO COMPANY ENDORSEMENT

In consideration of the premium charged, it is agreed Section 7., Notice to Company-Proof-Legal Proceedings Against Company, of the Conditions and Limitations, is amended by deleting paragraph a. and replacing it with the following:

      a. The Risk Management Department, Senior Vice President, or above of the ASSURED shall give the COMPANY notice thereof at the earliest practicable moment, not to exceed ninety (90) days after discovery of loss, in an amount that is in excess of 50% of the applicable DEDUCTIBLE AMOUNT, as stated in ITEM 2. of the DECLARATIONS.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

                                     [LOGO]
Q07-2394 (10/2007)

                  APPROVAL OF INVESTMENT COMPANY BLANKET BOND
                            INSURANCE POLICY RENEWAL

PROPOSED RESOLUTIONS

      RESOLVED, that it is the determination of the Directors/Trustees, including a majority of those Directors/Trustees who are not parties to the Investment Company Blanket Bond insurance (the "17g-1 Bond") written by Chubb Group of Insurance Companies (the "Insurance Company"), nor "interested persons" as defined by the Investment Company Act of 1940, as amended, (the "1940 Act") of any such party, that the 17g-1 Bond insuring each and all of the ING Funds (the "Funds") for covered acts and omissions of their respective officers and Directors/Trustees and the officers and employees of ING Investments, LLC, Directed Services LLC, and their affiliates, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under
Section 17(g) of the 1940 Act, is reasonable in form and amount after having given due consideration to all relevant factors, including, but not limited to, the value of the aggregate assets of each of the Funds to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in each of the Fund's portfolios, the number of other parties named as insured parties under the Bonds, and the nature of the business activities of such other parties; and

      FURTHER RESOLVED, that the terms of the 17g-1 Bond, as presented at this meeting, be, and hereby is, continued until October 1, 2009, for and on behalf of each of the Funds, with such changes as the officers may deem necessary as a result of negotiations with the Insurance Company, provided such changes are in accord with the requirements of Rule 17g-1; and

      FURTHER RESOLVED, that the Directors/Trustees, including a majority of those Directors/Trustees who are not parties to the 17g-1 Bond nor "interested persons" as defined in the 1940 Act of any such party, hereby approve the continued payment by ING Investments, LLC, Directed Services LLC, for pro-rata share of each of the Funds, as applicable, based on assets of the respective covered Funds, of the projected premium for coverage under the 17g-1 Bond, having given due consideration to all relevant factors, including, but not limited to, the number of other parties named as insured parties under the Bonds, the nature of the business activities of such other parties, the amount of the Bonds, the amount of the projected premium for the Bonds, the ratable allocation of the projected premium among all the parties named as insureds, and the extent to which the share of the projected premium allocated to each of the Funds is less than the projected premium that any individual Fund would have had to pay if it had provided and maintained a single insured bond; and

      FURTHER RESOLVED, that the Directors/Trustees or the appropriate officers of the Funds are hereby authorized to take all such further action and execute and deliver all such further instruments and documents in the name of and on behalf of the Funds as in their judgment shall be necessary to accomplish the purpose of these resolutions; and

      FURTHER RESOLVED, that any of the officers of the Funds are hereby authorized and directed to take whatever action is necessary to amend the Allocation Agreements between the Funds and the insureds under the 17g-1 Bond pursuant to the terms and conditions included therein from time to time to provide coverage for additional entities that are authorized pursuant to these resolutions to be covered under the policy.

                                                                       Exhibit A

                             ING FUNDS SERVICES, LLC
                             FIDELITY BOND ANALYSIS
                                  JULY 18, 2008

                                                                                            GROSS                    MINIMUM
                                                                                          ASSET SIZE                 BONDING
NAME OF FUND                                                                            CLASSIFICATION             REQUIREMENT
-----------------------------------------------------------                     -------------------------------   ------------
ING CORPORATE LEADERS TRUST                                   $   443,707,073   250,000,000 to 500,000,000           750,000
                                                              ---------------
   ING Corporate Leaders Trust Fund                           $   443,707,073

ING EQUITY TRUST                                              $ 1,868,373,986   1,5000,000,000 to 2,000,000,000    1,500,000
                                                              ---------------
   ING Equity Dividend Fund                                   $     4,343,867
   ING Financial Services Fund                                $   172,718,152
   ING Fundamental Research Fund                              $    24,968,718
   ING LargeCap Growth Fund                                   $   142,338,886
   ING LargeCap Value Fund                                    $    35,400,292
   ING MidCap Opportunities Fund                              $   246,294,012
   ING Opportunistic LargeCap Fund                            $    36,031,886
   ING Index Plus LargeCap Equity Fund (Formerly PPF 1)       $    26,081,573
   ING Index Plus LargeCap Equity Fund II (Formerly PPF 2)    $    38,129,595
   ING Index Plus LargeCap Equity Fund III (Formerly PPF 3)   $    31,742,310
   ING Index Plus LargeCap Equity Fund IV (Formerly PPF 4)    $    73,932,032
   ING Index Plus LargeCap Equity Fund V (Formerly PPF 5)     $    75,517,972
   ING Index Plus LargeCap Equity Fund VI (Formerly PPF 6)    $    78,768,519
   ING Index Plus LargeCap Equity Fund VII (Formerly PPF 7)   $    42,406,564
   ING Principal Protection Fund VIII                         $    48,118,402
   ING Principal Protection Fund IX                           $    38,729,527
   ING Principal Protection Fund X                            $    29,675,933
   ING Principal Protection Fund XI                           $    21,421,258
   ING Principal Protection Fund XII                          $    10,383,657
   ING Real Estate Fund                                       $   494,115,107
   ING SmallCap Opportunities Fund                            $   142,825,887
   ING SmallCap Value Multi-Manager Fund                      $    54,429,837
   ING Value Choice Fund                                      $   353,959,836

ING FUNDS TRUST                                               $ 4,174,436,028   over 4,000,000,000                 2,500,000
                                                              ---------------
   ING Classic Money Market Fund                              $ 1,420,891,182
   ING GNMA Income Fund                                       $   587,865,629
   ING High Yield Bond Fund                                   $   111,433,707
   ING Institutional Prime Money Market Fund                  $   705,916,495
   ING Intermediate Bond Fund                                 $ 1,318,262,713
   ING National Tax-Exempt Bond Fund                          $    30,066,302

                                                                       Exhibit A

ING MUTUAL FUNDS                                              $ 7,191,947,274   over 4,000,000,000                 2,500,000
                                                              ---------------
   ING Asia-Pacific Real Estate Fund                          $     7,426,547
   ING Disciplined International SmallCap Fund                $   281,433,621
   ING Diversified International Fund                         $   507,545,222
   ING Emerging Countries Fund                                $   224,950,502
   ING Emerging Markets Fixed Income Fund                     $   290,370,124
   ING European Real Estate Fund                              $     5,422,885
   ING Foreign Fund                                           $   623,481,307
   ING Global Bond Fund                                       $   114,349,054
   ING Global Equity Dividend Fund                            $   239,423,392
   ING Global Natural Resources                               $   146,467,916
   ING Global Real Estate Fund                                $ 1,709,352,752
   ING Global Value Choice Fund                               $   123,697,604
   ING Greater China Fund                                     $    49,912,658
   ING Index Plus International Equity Fund                   $   183,267,381
   ING International Capital Appreciation Fund                $   102,471,583
   ING International Equity Dividend Fund                     $    63,829,910
   ING International Growth Opportunities Fund                $   132,931,108
   ING International Real Estate Fund                         $   602,762,121
   ING International SmallCap Multi-Manager Fund              $   779,927,888
   ING International Value Choice Fund                        $    83,495,772
   ING International Value Opportunities                      $     8,316,967
   ING Russia Fund                                            $   911,110,960

ING MAYFLOWER TRUST                                           $ 3,483,713,436   3,000,000,000 to 3,500,000,000     2,100,000
                                                              ---------------
   ING International Value Fund                               $ 3,483,713,436

ING SEPARATE PORTFOLIOS TRUST                                 $    14,864,960   10,000,000 to 15,000,000             200,000
                                                              ---------------
   ING SPorts Core Fixed Income Fund                          $     4,656,326
   ING Sports Core Plus Fixed Income Fund                     $    10,208,634

ING PRIME RATE TRUST                                          $   909,925,496   750,000,000 to 1,000,000,000       1,000,000
                                                              ---------------
   ING Prime Rate Trust                                       $   909,925,496

ING SENIOR INCOME FUND                                        $ 1,157,394,191   1,000,000,000 to 1,500,000,000     1,250,000
                                                              ---------------
   ING Senior Income Fund                                     $ 1,157,394,191

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND             $   253,933,834   250,000,000 to 500,000,000           750,000
                                                              ---------------
   ING Asia Pacific High Dividend Equity Income Fund          $   253,933,834

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND       $ 1,518,131,742   1,500,000,000 to 2,000,000,000     1,500,000
                                                              ---------------
   ING Global Equity Dividend and Premium Opportunity Fund    $ 1,518,131,742

                                   Exhibit A

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND        $    297,956,734    250,000,000 to 500,000,000           750,000
                                                         ----------------
  ING Global Advantage and Premium Opportunity Fund      $    297,956,734

ING INTERNATIONAL HIGH DIVIDEND EQUITY FUND              $    124,339,844    100,000,000 to 150,000,000           525,000
                                                         ----------------
  ING International High Equity Dividiend Fund           $    124,339,844

ING RISK MANANGED NATURUAL RESOURCES FUND                $    412,013,199    250,000,000 to 500,000,000           750,000
                                                         ----------------
  ING Risk Managed Natural Resources Fund                $    412,013,199

ING VARIABLE INSURANCE TRUST                             $    688,619,407    500,000,000 to 750,000,000           900,000
                                                         ----------------
  ING VP Global Equity Dividend Portfolio                $     61,283,068
  ING GET U.S. Core Portfolio - Series 1                 $     77,267,597
  ING GET U.S. Core Portfolio - Series 2                 $     57,557,258
  ING GET U.S. Core Portfolio - Series 3                 $     84,653,749
  ING GET U.S. Core Portfolio - Series 4                 $     35,953,920
  ING GET U.S. Core Portfolio - Series 5                 $     24,045,170
  ING GET U.S. Core Portfolio - Series 6                 $     48,433,693
  ING GET U.S. Core Portfolio - Series 7                 $     32,581,937
  ING GET U.S. Core Portfolio - Series 8                 $     21,021,014
  ING GET U.S. Core Portfolio - Series 9                 $     15,576,658
  ING GET U.S. Core Portfolio - Series 10                $     14,055,266
  ING GET U.S. Core Portfolio - Series 11                $     16,748,829
  ING GET U.S. Core Portfolio - Series 12                $     28,638,255
  ING GET U.S. Core Portfolio - Series 13                $     61,353,452
  ING GET U.S. Core Portfolio - Series 14                $    109,449,541

ING VARIABLE PRODUCTS TRUST                              $  1,571,070,590    1,500,000,000 to 2,000,000,000     1,500,000
                                                         ----------------
  ING VP Financial Services Portfolio                    $     66,618,429
  ING VP High Yield Bond Portfolio                       $     68,166,000
  ING VP International Value Portfolio                   $    533,406,308
  ING VP MidCap Opportunities Portfolio                  $    628,453,453
  ING VP Real Estate Portfolio                           $    106,811,644
  ING VP SmallCap Opportunities Portfolio                $    167,614,756

ING INVESTORS TRUST                                      $ 49,045,656,951    Over 4,000,000,000                 2,500,000
                                                         ----------------
  ING AllianceBernstein Mid Cap Growth Portfolio         $    381,740,572
  ING American Funds Asset Allocation Portffolio         $     43,438,854
  ING American Funds Bond Portfolio                      $    136,767,224
  ING American Funds Growth - Income Portfolio           $  1,531,837,088
  ING American Funds Growth Portfolio                    $  2,339,592,336
  ING American Funds International Portfolio             $  1,501,390,735
  ING BlackRock Inflation Protected  Bond Portfolio      $    167,872,973
  ING BlackRock Large Cap Growth Portfolio               $    358,110,019
  ING BlackRock Large Cap Value Portfolio                $    181,588,833

                                   Exhibit A

  ING Capital Guardian U.S Equities Portfolio            $    361,901,834
  ING Disciplined Small Cap Value Portfolio              $    101,011,362
  ING Evergreen Health Sciences Portfolio                $    201,998,382
  ING Evergreen Omega Portfolio                          $    165,294,323
  ING FMR Diversified Mid Cap Portfolio                  $  1,328,165,266
  ING Focus 5 Portfolio                                  $    176,325,721
  ING Franklin Income Fund                               $    690,003,159
  ING Franklin Mutual Shares Portfolio                   $    459,266,000
  ING Franklin Templeton Founding Strategy Portfolio     $    793,565,900
  ING Global Real Estate Portfolio                       $    488,237,040
  ING Global Resources Portfolio                         $  1,338,357,946
  ING Goldman Sachs Commodity Strategy Portfolio         $    305,002,441
  ING International Growth Opportunities Portfolio       $    125,516,105
  ING Janus Contrarian Portfolio                         $  1,002,249,939
  ING JPMorgan Emerging Markets Equity Portfolio         $  1,183,755,786
  ING JPMorgan Small Cap Core Equity Portfolio           $    414,917,486
  ING JPMorgan Value Opportunities Portfolio             $    316,124,035
  ING Julius Baer Foreign Portfolio                      $  2,127,934,766
  ING Legg Mason Value Portfolio                         $    278,503,446
  ING Lifestyle Aggressive Growth Portfolio              $  1,183,166,627
  ING Lifestyle Conservative Portfolio                   $      2,209,240
  ING Lifestyle Growth Portfolio                         $  3,974,685,439
  ING Lifestyle Moderate Growth Portfolio                $  3,149,690,302
  ING Lifestyle Moderate Portfolio                       $  1,632,882,527
  ING Limited Maturity Bond Portfolio                    $    430,698,152
  ING Liquid Assets Portfolio                            $  2,097,741,439
  ING Lord Abbett Affiliated Portfolio                   $    204,178,129
  ING Marsico Growth Portfolio                           $  1,050,214,617
  ING Marsico International Opportunities Portfolio      $    638,949,114
  ING MFS Total Return Portfolio                         $  1,276,370,139
  ING MFS Utilities Portfolio                            $    639,913,610
  ING Multi-Manager International Small Cap Portfolio    $    151,497,997
  ING PIMCO Core Bond Portfolio                          $  2,902,317,511
  ING PIMCO High Yield Portfolio                         $    726,711,375
  ING Pioneer Equity Income Portfolio                    $    148,950,829
  ING Pioneer Fund Portfolio                             $    107,346,901
  ING Pioneer Mid Cap Value Portfolio                    $    974,538,253
  ING Stock Index Portfolio                              $    470,790,667
  ING T. Rowe Price Capital Appreciation Portfolio       $  3,401,492,072
  ING T. Rowe Price Equity Income Portfolio              $  1,262,858,261
  ING Templeton Global Growth Portfolio                  $    651,800,720
  ING Van Kampen Capital Growth Portfolio                $    521,895,898
  ING Van Kampen Global Franchise Portfolio              $    354,008,164
  ING Van Kampen Growth and Income Portfolio             $    757,285,039

                                   Exhibit A

  ING Van Kampen Real Estate Portfolio                   $  1,256,122,999
  ING VP Index Plus International Equity Portfolio       $    264,173,948
  ING Wells Fargo Disciplined Value Portfolio            $    178,405,071
  ING Wells Fargo Small Cap Disciplined Portfolio        $    134,292,340

ING PARTNERS, INC.                                       $ 15,993,114,706    over 4,000,000,000                 2,500,000
                                                         ----------------
  ING American Century Large Company Value Portfolio     $     23,961,013
  ING American Century Small-Mid Cap Value Portfolio     $     90,962,984
  ING Baron Asset Portfolio                              $      9,705,086
  ING Baron Small Cap Growth Portfolio                   $    594,818,081
  ING Columbia Small Cap Value II Portfolio              $    406,426,259
  ING Davis Venture Value Portfolio                      $    457,412,158
  ING Fidelity VIP Contrafund Portfolio                  $    411,383,659
  ING Fidelity VIP Equity-Income Portfolio               $     46,795,493
  ING Fidelity VIP Growth Portfolio                      $     37,796,165
  ING Fidelity VIP Mid Cap Portfolio                     $     76,342,713
  ING Index Solution 2015 Portfolio                      $      1,226,314
  ING Index Solution 2025 Portfolio                      $      1,580,458
  ING Index Solution 2035 Portfolio                      $        672,335
  ING Index Solution 2045 Portfolio                      $        849,462
  ING Index Solution Income Portfolio                    $        122,281
  ING JPMorgan Mid Cap Value Portfolio                   $    208,289,057
  ING Legg Mason Partners Aggressive Growth Portfolio    $    909,468,991
  ING Neuberger Berman Partners Portfolio                $    499,289,952
  ING OpCap Balanced Value Portfolio                     $     31,747,891
  ING Oppenheimer Main Street Portfolio                  $    378,315,553
  ING Oppenheimer Global Portfolio                       $  2,044,320,474
  ING Oppenheimer Strategic Income Portfolio             $    690,012,874
  ING PIMCO Total Return Portfolio                       $    461,159,682
  ING Pioneer High Yield Portfolio                       $    148,967,182
  ING Solution 2015 Portfolio                            $    663,505,461
  ING Solution 2025 Portfolio                            $    919,482,277
  ING Solution 2035 Portfolio                            $    721,318,047
  ING Solution 2045 Portfolio                            $    407,061,114
  ING Solution Growth and Income Portfolio               $         33,899
  ING Solution Growth Portfolio                          $          2,675
  ING Solution Income Portfolio                          $    225,611,298
  ING T. Rowe Price Diversified Mid Cap Portfolio        $    881,194,418
  ING T. Rowe Price Growth Equity Portfolio              $  1,285,551,327
  ING Templeton Foreign Equity Portfolio                 $    852,985,410
  ING Thornburg Value Portfolio                          $    353,589,348
  ING UBS U.S. Large Cap Equity Portfolio                $    404,443,837
  ING UBS U.S. Small Cap Growth Portfolio                $      5,244,846
  ING Van Kampen Comstock Portfolio                      $    848,964,790
  ING Van Kampen Equity and Income Portfolio             $    892,499,842

                                                                             MINIMUM BOND REQUIREMENT          23,475,000
                                                                             PRESENT COVERAGE                  30,000,000
                                                                             RESERVE                            6,525,000

  TOTAL ASSETS COVERED                                   $ 87,578,128,861

                              ALLOCATION AGREEMENT

                                  FIDELITY BOND

THIS AGREEMENT made as of this 24th day of May, 2002 by and among any of the Funds listed on Schedule A and any separate classes thereof and all future investment companies and any separate classes thereof (the "Funds"), which are named insureds under a joint liability policy as described below and for which ING Investments, LLC acts as investment manager are entered into under the following circumstances:

      A. Section 17(g) of the Investment Company Act of 1940, as amended ("the 1940 Act") provides that the Securities and Exchange Commission ("SEC") is authorized to require that directors, officers and employees of registered investment companies be covered under a liability, errors and omissions insurance policy, and the SEC has promulgated rules and regulations dealing with this subject ("Rule 17g-l");

      B. The Funds are named as joint insureds under the terms of a joint insurance policy ("Policy") which insures against illegal profit or gain, intentional wrongful acts, libel, slander, defamation, ERISA claims, insider trading, as well as other coverage as outlined in the Policy, by the directors, officers and employees;

      C. A majority of those members of the Board of Directors/Trustees of each of the Funds, who are not "interested persons" as defined by Section 2(a)(19) of the 1940 Act, have given due consideration to all factors relevant to the form, amount and apportionment of premiums and recoveries under such Policy and the Board of Directors/Trustees of each Fund has approved the term and amount of the Policy, the portion of the premium payable by that party, and the manner in which recovery on the Policy, if any, shall be shared by and among the parties thereto; and

      D. The Funds now desire to enter into the agreement required by Rule 17g-l of the 1940 Act to establish the manner in which recovery under the Policy, if any, shall be shared.

      NOW, THEREFORE, IT IS HEREBY AGREED by and among the parties as follows:

            1. Payment of Premiums.

            Each Fund shall pay a portion of the premium due under the Policy derived by multiplying the premium by a fraction, (i) the denominator of which is the total net assets of all the Funds combined and (ii) the numerator of which is the total net assets of each of the Funds individually. The net assets of the classes are deemed to be represented by the net assets of their respective funds. Each of the Funds agrees that the appropriateness of the allocation of said premium will be determined no less often than annually. No adjustment of the allocation of said premium will be implemented without approval of the Boards of each of the Funds.

            2. Allocation of Recoveries

            (a) If more than one of the parties hereto is damaged in a single loss for which recovery is received under the policy, each such party shall receive that portion of the recovery which represents the loss sustained by that party, unless the recovery is inadequate to fully indemnify such party sustaining loss.

            (b) If the recovery is inadequate to fully indemnify each such party sustaining a loss, the recovery shall be allocated among such parties as follows:

                  (i) Each Party sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of policy which would be required to be maintained by such party under a single insured policy (determined as of the time of loss) in accordance with the provisions of Rule 17g-l.

                  (ii) The remaining portion of the proceeds shall be allocated to each party sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that each such party's last payment of premium bears to the sum of the last such premium payments of all such parties. If such allocation would result in any party which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the other parties whose losses would not be fully indemnified. The allocation shall bear the same proportion as each such party's last payment of premium bears to the sum of the last premium payments of all parties entitled to receive a share of the excess. Any allocation in excess of a loss actually sustained by any such party shall be reallocated in the same manner.

            3. Obligation to Maintain Minimum Coverage.

            Each of the Funds represents and warrants to each of the other parties hereto that the minimum amount of coverage required of it by Rule 17g-l as of the date hereof is as reflected in the schedule attached hereto. Each of the Funds agrees that it will determine, no less than at the end of each calendar quarter, the minimum amount of coverage which would be required of it by Rule 17g-l if a determination with respect to the adequacy of the coverage were currently being made. In the event that the total amount of the minimum coverage thus determined exceeds the amount of coverage of the then effective policy, the Boards of each of the Funds will be notified and will determine whether it is necessary or appropriate to increase the total amount of coverage of the policy to an amount not less than the total amount of such minimums, or to secure such excess coverage for one or more of the parties hereto, which, when added to the total coverage of the policy, will equal an amount of such minimums. Unless a Fund elects to terminate this Agreement (pursuant to Paragraph 4) and its participation in a joint-insured policy, each Fund agrees to pay its fair portion of the new or additional premium (taking into account all of the then existing circumstances).

            4. Continuation and Termination. This Agreement shall become effective on the date first written above, subject to the condition that the Fund's Board of Directors/Trustees, including a majority of those Directors/Trustees who are not interested persons (as such term is defined in the 1940 Act) of the Manager, shall have approved this Agreement. This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured policy and shall apply to the present liability policy coverage and any renewal Or replacement thereof. It shall continue until terminated by any party hereto upon the giving of not less than sixty (60) days notice to the other parties hereto in writing.

            5. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought. A written amendment of this Agreement is effective upon the approval of the Board of Directors/Trustees and the Manager.

      IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the date first above written.

On Behalf of: All ING Funds Listed on Schedule A

By: /s/ Michael J. Roland
    ------------------------------
    Michael J. Roland
    Executive Vice President

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND
                                  (MAY 29,2003)

ING Classic Money Market Fund
ING Convertible Fund
ING Emerging Countries Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING Foreign Fund
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING GNMA Income Fund
ING Growth + Value Fund
ING Growth Opportunities Fund
ING High Yield Bond Fund
ING High Yield Opportunity Fund
ING Intermediate Bond Fund
ING International Fund
ING International SmallCap Growth Fund
ING International Value Fund
ING LargeCap Growth Fund
ING Lexington Money Market Trust
ING MagnaCap Fund
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING Money Market Fund
ING National Tax-Exempt Bond Fund
ING Precious Metals Fund
ING PRIME RATE TRUST
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund IX
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Real Estate Fund
ING Research Enhanced Index Fund
ING Russia Fund
ING SENIOR INCOME FUND
ING SmallCap Opportunities Fund
ING SmallCap Value Fund
ING Strategic Bond Fund
ING Tax Efficient Equity Fund
ING VP Convertible Portfolio
ING VP EMERGING MARKETS FUND, INC.
ING VP Financial Services Portfolio
ING VP Growth + Value Portfolio
ING VP Growth Opportunities Portfolio
ING VP High Yield Bond Portfolio
ING VP International Portfolio
ING VP International SmallCap Growth Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP NATURAL RESOURCES TRUST
ING VP Research Enhanced Index Portfolio
ING VP SmallCap Opportunities Portfolio
ING VP Worldwide Growth Portfolio
ING Worldwide Growth Fund
The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND
                               (FEBRUARY 25,2003)

ING Classic Money Market Fund
ING Convertible Fund
ING Emerging Countries Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING Global Technology Fund
ING GNMA Income Fund
ING Growth + Value Fund
ING Growth Opportunities Fund
ING High Yield Bond Fund
ING High Yield Opportunity Fund
ING Intermediate Bond Fund
ING International Fund
ING International SmallCap Growth Fund
ING International Value Fund
ING LargeCap Growth Fund
ING Lexington Money Market Trust
ING MagnaCap Fund
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING Money Market Fund
ING National Tax-Exempt Bond Fund
ING Precious Metals Fund
ING PRIME RATE TRUST
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund IX
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Real Estate Fund
ING Research Enhanced Index Fund
ING Russia Fund
ING SENIOR INCOME FUND
ING SmallCap Opportunities Fund
ING SmallCap Value Fund
ING Strategic Bond Fund
ING Tax Efficient Equity Fund
ING VP Convertible Portfolio
ING VP EMERGING MARKETS FUND, INC.
ING VP Financial Services Portfolio
ING VP Growth + Value Portfolio
ING VP Growth Opportunities Portfolio
ING VP High Yield Bond Portfolio
ING VP International Portfolio
ING VP International SmallCap Growth Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP NATURAL RESOURCES TRUST
ING VP Research Enhanced Index Portfolio
ING VP SmallCap Opportunities Portfolio
ING VP Worldwide Growth Portfolio
ING Worldwide Growth Fund
The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

Fund For Life Series
ING AIM Mid Cap Growth Portfolio
ING Alliance Mid Cap Growth Portfolio
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING Capital Guardian Large Cap Value Portfolio
ING Capital Guardian Managed Global Portfolio
ING Capital Guardian Small Cap Portfolio
ING Classic Money Market Fund
ING Convertible Fund
ING Developing World Portfolio
ING Disciplined LargeCap Fund
ING Eagle Asset Value Equity Portfolio
ING Emerging Countries Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING FMR(SM) Diversified Mid Cap Portfolio
ING Foreign Fund
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Select Portfolio - Series 1
ING GET U.S. Core Select Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING GNMA Income Fund
ING Goldman Sachs Internet Tollkeeper(SM) Portfolio
ING Growth + Value Fund
ING Growth Opportunities Fund
ING Hard Assets Portfolio
ING High Yield Bond Fund
ING High Yield Opportunity Fund
ING Intermediate Bond Fund
ING International Fund
ING International Portfolio
ING International SmallCap Growth Fund
ING International Value Fund
ING Janus Growth and Income Portfolio
ING Janus Special Equity Portfolio
ING Jennison Equity Opportunities Portfolio
ING JPMorgan Fleming Small Cap Equity Portfolio
ING Julius Baer Foreign Portfolio
ING LargeCap Growth Fund
ING Lexington Money Market Trust
ING Limited Maturity Bond Portfolio
ING Liquid Assets Portfolio
ING MagnaCap Fund
ING Marsico Growth Portfolio
ING Mercury Focus Value Portfolio
ING Mercury Fundamental Growth Portfolio
ING MFS Mid Cap Growth Portfolio
ING MFS Research Portfolio
ING MFS Total Return Portfolio
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING Money Market Fund
ING National Tax-Exempt Bond Fund
ING PIMCO Core Bond Portfolio
ING PIMCO High Yield Portfolio
ING Precious Metals Fund
ING PRIME RATE TRUST
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund IX
ING Principal Protection Fund V

----------
*     Last updated August 21, 2003.

ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Real Estate Fund
ING Russia Fund
ING Salomon Brothers All Cap Portfolio
ING Salomon Brothers Investors Portfolio
ING SENIOR INCOME FUND
ING SmallCap Opportunities Fund
ING SmallCap Value Fund
ING Stock Index Portfolio
ING Strategic Bond Fund
ING T. Rowe Price Capital Appreciation Portfolio
ING T. Rowe Price Equity Income Portfolio
ING Tax Efficient Equity Fund
ING UBS U.S. Balanced Portfolio
ING Van Kampen Equity Growth Portfolio
ING Van Kampen Global Franchise Portfolio
ING Van Kampen Growth and Income Portfolio
ING Van Kampen Real Estate Portfolio
ING VP Convertible Portfolio
ING VP Disciplined LargeCap Portfolio
ING VP EMERGING MARKETS FUND, INC.
ING VP Financial Services Portfolio
ING VP Growth + Value Portfolio
ING VP Growth Opportunities Portfolio
ING VP High Yield Bond Portfolio
ING VP International Portfolio
ING VP International SmallCap Growth Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP NATURAL RESOURCES TRUST
ING VP SmallCap Opportunities Portfolio
ING VP Worldwide Growth Portfolio
ING Worldwide Growth Fund
The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

Fund For Life Series (1)
ING AIM Mid Cap Growth Portfolio (1)
ING Alliance Mid Cap Growth Portfolio (1)
ING American Funds Growth Portfolio (1)
ING American Funds Growth-Income Portfolio (1)
ING American Funds International Portfolio (1)
ING Capital Guardian Large Cap Value Portfolio (1)
ING Capital Guardian Managed Global Portfolio (1)
ING Capital Guardian Small Cap Portfolio (1)
ING Classic Money Market Fund
ING Convertible Fund
ING Developing World Portfolio (1)
ING Disciplined LargeCap Fund
ING Eagle Asset Value Equity Portfolio (1)
ING Emerging Countries Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING FMR(SM) Diversified Mid Cap Portfolio (1)
ING Foreign Fund
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Select Portfolio - Series 1
ING GET U.S. Core Select Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING GNMA Income Fund
ING Goldman Sachs Internet Tollkeeper(SM) Portfolio (1)
ING Growth + Value Fund
ING Growth Opportunities Fund
ING Hard Assets Portfolio (1)
ING High Yield Bond Fund
ING High Yield Opportunity Fund
ING Intermediate Bond Fund
ING International Fund
ING International Portfolio (1)
ING International SmallCap Growth Fund
ING International Value Fund
ING Janus Growth and Income Portfolio (1)
ING Janus Special Equity Portfolio (1)
ING Jennison Equity Opportunities Portfolio (1)
ING JPMorgan Small Cap Equity Portfolio (1)
ING Julius Baer Foreign Portfolio (1)
ING LargeCap Growth Fund
ING LargeCap Value Fund
ING Lexington Money Market Trust
ING Limited Maturity Bond Portfolio (1)
ING Liquid Assets Portfolio (1)
ING MagnaCap Fund
ING Marsico Growth Portfolio (1)
ING Mercury Focus Value Portfolio (1)
ING Mercury Fundamental Growth Portfolio (1)
ING MFS Mid Cap Growth Portfolio (1)
ING MFS Research Portfolio (1)
ING MFS Total Return Portfolio (1)
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING Money Market Fund
ING National Tax-Exempt Bond Fund
ING PIMCO Core Bond Portfolio (1)
ING PIMCO High Yield Portfolio (1)
ING Precious Metals Fund
ING PRIME RATE TRUST
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

*     Last updated November 11, 2003.

ING Principal Protection Fund IV
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Principal Protection Fund IX
ING Real Estate Fund
ING Russia Fund
ING Salomon Brothers All Cap Portfolio (1)
ING Salomon Brothers Investors Portfolio (1)
ING SENIOR INCOME FUND
ING SmallCap Opportunities Fund
ING SmallCap Value Fund
ING Stock Index Portfolio (1)
ING T. Rowe Price Capital Appreciation Portfolio (1)
ING T. Rowe Price Equity Income Portfolio (1)
ING Tax Efficient Equity Fund
ING UBS U.S. Balanced Portfolio (1)
ING Van Kampen Equity Growth Portfolio (1)
ING Van Kampen Global Franchise Portfolio (1)
ING Van Kampen Growth and Income Portfolio (1)
ING Van Kampen Real Estate Portfolio (1)
ING VP Convertible Portfolio
ING VP Disciplined LargeCap Portfolio
ING VP EMERGING MARKETS FUND, INC.
ING VP Financial Services Portfolio
ING VP Growth + Value Portfolio
ING VP Growth Opportunities Portfolio
ING VP High Yield Bond Portfolio
ING VP International Portfolio
ING VP International SmallCap Growth Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP NATURAL RESOURCES TRUST
ING VP SmallCap Opportunities Portfolio
ING VP Worldwide Growth Portfolio
ING Worldwide Growth Fund
The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

FUNDS
  Fund For Life Series (1)
  ING AIM Mid Cap Growth Portfolio (1)
  ING Alliance Mid Cap Growth Portfolio (1)
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Capital Guardian Large Cap Value Portfolio (1)
  ING Capital Guardian Managed Global Portfolio (1)
  ING Capital Guardian Small Cap Portfolio (1)
  ING Classic Money Market Fund
  ING Convertible Fund
  ING Developing World Portfolio (1)
  ING Disciplined LargeCap Fund
  ING Eagle Asset Capital Appreciation Portfolio (1)
  ING Emerging Countries Fund
  ING Equity and Bond Fund
  ING Evergreen Health Sciences Portfolio
  ING Evergreen Omega Portfolio
  ING Financial Services Fund
  ING FMR (SM) Diversified Mid Cap Portfolio (1)
  ING Foreign Fund
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Select Portfolio - Series 1
  ING GET U.S. Core Select Portfolio - Series 2
  ING GET U.S. Opportunity Portfolio - Series 1
  ING GET U.S. Opportunity Portfolio - Series 2
  ING Global Equity Dividend Fund
  ING Global Real Estate Fund
  ING GNMA Income Fund
  ING Goldman Sachs Internet Tollkeeper (SM) Portfolio (1)
  ING Growth + Value Fund
  ING Growth Opportunities Fund
  ING Hard Assets Portfolio (1)
  ING High Yield Bond Fund
  ING High Yield Opportunity Fund
  ING Intermediate Bond Fund
  ING International Fund
  ING International Portfolio (1)
  ING International SmallCap Growth Fund
  ING International Value Fund
  ING Janus Special Equity Portfolio (1)
  ING Jennison Equity Opportunities Portfolio (1)
  ING JPMorgan Small Cap Equity Portfolio (1)
  ING Julius Baer Foreign Portfolio (1)
  ING LargeCap Growth Fund
  ING LargeCap Value Fund
  ING Legg Mason Value Portfolio (1)
  ING Lexington Money Market Trust
  ING Lifestyle Aggressive Growth Portfolio
  ING Lifestyle Growth Portfolio
  ING Lifestyle Moderate Growth Portfolio
  ING Lifestyle Moderate Portfolio
  ING Limited Maturity Bond Portfolio (1)
  ING Liquid Assets Portfolio (1)
  ING MagnaCap Fund
  ING Marsico Growth Portfolio (1)
  ING Mercury Focus Value Portfolio (1)
  ING Mercury Fundamental Growth Portfolio (1)
  ING MFS Mid Cap Growth Portfolio (1)
  ING MFS Research Portfolio (1)
  ING MFS Total Return Portfolio (1)
  ING MidCap Opportunities Fund
  ING MidCap Value Fund
  ING Money Market Fund
  ING National Tax-Exempt Bond Fund
  ING PIMCO Core Bond Portfolio (1)

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

  ING PIMCO High Yield Portfolio (1)
  ING Precious Metals Fund
  ING PRIME RATE TRUST
  ING Principal Protection Fund
  ING Principal Protection Fund II
  ING Principal Protection Fund III
  ING Principal Protection Fund IV
  ING Principal Protection Fund V
  ING Principal Protection Fund VI
  ING Principal Protection Fund VII
  ING Principal Protection Fund VIII
  ING Principal Protection Fund IX
  ING Principal Protection Fund X
  ING Principal Protection Fund XI
  ING Real Estate Fund
  ING Russia Fund
  ING Salomon Brothers All Cap Portfolio (1)
  ING Salomon Brothers Investors Portfolio (1)
  ING SENIOR INCOME FUND
  ING SmallCap Opportunities Fund
  ING SmallCap Value Fund
  ING Stock Index Portfolio (1)
  ING T. Rowe Price Capital Appreciation Portfolio (1)
  ING T. Rowe Price Equity Income Portfolio (1)
  ING Tax Efficient Equity Fund
  ING UBS U.S. Balanced Portfolio (1)
  ING Van Kampen Equity Growth Portfolio (1)
  ING Van Kampen Global Franchise Portfolio (1)
  ING Van Kampen Growth and Income Portfolio (1)
  ING Van Kampen Real Estate Portfolio (1)
  ING VP Convertible Portfolio
  ING VP Disciplined LargeCap Portfolio
  ING VP EMERGING MARKETS FUND, INC.
  ING VP Financial Services Portfolio
  ING VP Growth + Value Portfolio
  ING VP Growth Opportunities Portfolio
  ING VP High Yield Bond Portfolio
  ING VP International Value Portfolio
  ING VP LargeCap Growth Portfolio
  ING VP MagnaCap Portfolio
  ING VP MidCap Opportunities Portfolio
  ING VP NATURAL RESOURCES TRUST
  ING VP Real Estate Portfolio
  ING VP SmallCap Opportunities Portfolio
  ING VP Worldwide Growth Portfolio
  ING Worldwide Growth Fund
  The Asset Allocation Portfolio
  The Bond Portfolio
  The Money Market Portfolio
  The Stock Portfolio

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

FUNDS

  Brokerage Cash Reserves
  Fund For Life Series (1)
  ING Aeltus Money Market Fund
  ING AIM Mid Cap Growth Portfolio (1)
  ING Alliance Mid Cap Growth Portfolio (1)
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Balanced Fund
  ING Bond Fund
  ING Capital Guardian Large Cap Value Portfolio (1)
  ING Capital Guardian Managed Global Portfolio (1)
  ING Capital Guardian Small Cap Portfolio (1)
  ING Classic Money Market Fund
  ING Classic Principal Protection Fund I
  ING Classic Principal Protection Fund II
  ING Classic Principal Protection Fund III
  ING Classic Principal Protection Fund IV
  ING Convertible Fund
  ING Developing World Portfolio (1)
  ING Disciplined LargeCap Fund
  ING Eagle Asset Capital Appreciation Portfolio (1)
  ING Emerging Countries Fund
  ING Equity and Bond Fund
  ING Equity Income Fund
  ING Evergreen Health Sciences Portfolio (1)
  ING Evergreen Omega Portfolio (1)
  ING Financial Services Fund
  ING FMR (SM) Diversified Mid Cap Portfolio (1)
  ING Foreign Fund
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series M
  ING GET Fund - Series N
  ING GET Fund - Series P
  ING GET Fund - Series Q
  ING GET Fund - Series R
  ING GET Fund - Series S
  ING GET Fund - Series T
  ING GET Fund - Series U
  ING GET Fund - Series V
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Select Portfolio - Series 1
  ING GET U.S. Core Select Portfolio - Series 2
  ING GET U.S. Opportunity Portfolio - Series 1
  ING GET U.S. Opportunity Portfolio - Series 2
  ING Global Equity Dividend Fund
  ING Global Real Estate Fund
  ING Global Science and Technology Fund
  ING GNMA Income Fund
  ING Goldman Sachs Internet Tollkeeper (SM) Portfolio (1)
  ING Government Fund
  ING Growth Fund
  ING Hard Assets Portfolio (1)
  ING High Yield Bond Fund
  ING High Yield Opportunity Fund
  ING Index Plus LargeCap Fund
  ING Index Plus MidCap Fund
 ING Index Plus Protection Fund
 ING Index Plus SmallCap Fund

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

  ING Intermediate Bond Fund
  ING International Fund
  ING International Growth Fund
  ING International Portfolio (1)
  ING International SmallCap Growth Fund
  ING International Value Fund
  ING Janus Special Equity Portfolio (1)
  ING Jennison Equity Opportunities Portfolio (1)
  ING JPMorgan Small Cap Equity Portfolio (1)
  ING Julius Baer Foreign Portfolio (1)
  ING LargeCap Growth Fund
  ING LargeCap Value Fund
  ING Legg Mason Value Portfolio (1)
  ING Lexington Money Market Trust
  ING Limited Maturity Bond Portfolio (1)
  ING Liquid Assets Portfolio (1)
  ING MagnaCap Fund
  ING Marsico Growth Portfolio (1)
  ING Mercury Focus Value Portfolio (1)
  ING Mercury Large Cap Growth Portfolio (1)
  ING MFS Mid Cap Growth Portfolio (1)
  ING MFS Research Portfolio (1)
  ING MFS Total Return Portfolio (1)
  ING MidCap Opportunities Fund
  ING MidCap Value Fund
  ING Money Market Fund
  ING National Tax-Exempt Bond Fund
  ING PIMCO Core Bond Portfolio (1)
  ING PIMCO High Yield Portfolio (1)
  ING Precious Metals Fund
  ING Prime Rate Trust
  ING Principal Protection Fund
  ING Principal Protection Fund II
  ING Principal Protection Fund III
  ING Principal Protection Fund IV
  ING Principal Protection Fund IX
  ING Principal Protection Fund V
  ING Principal Protection Fund VI
  ING Principal Protection Fund VII
  ING Principal Protection Fund VIII
  ING Principal Protection Fund X
  ING Principal Protection Fund XI
  ING Real Estate Fund
  ING Russia Fund
  ING Salomon Brothers All Cap Portfolio (1)
  ING Salomon Brothers Investors Portfolio (1)
  ING Senior Income Fund
  ING Small Company Fund
  ING SmallCap Opportunities Fund
  ING SmallCap Value Fund
  ING Stock Index Portfolio (1)
  ING Strategic Allocation Balanced Fund
  ING Strategic Allocation Growth Fund
  ING Strategic Allocation Income Fund
  ING T. Rowe Price Capital Appreciation Portfolio (1)
  ING T. Rowe Price Equity Income Portfolio (1)
  ING Tax Efficient Equity Fund
  ING UBS U.S. Balanced Portfolio (1)
  ING Value Opportunity Fund
  ING Van Kampen Equity Growth Portfolio (1)
  ING Van Kampen Global Franchise Portfolio (1)
  ING Van Kampen Growth and Income Portfolio (1)
  ING Van Kampen Real Estate Portfolio (1)
  ING VP Balanced Portfolio, Inc.
  ING VP Bond Portfolio
  ING VP Convertible Portfolio
  ING VP Disciplined LargeCap Portfolio
  ING VP Emerging Markets Fund, Inc.
  ING VP Financial Services Portfolio
  ING VP Global Science and Technology Portfolio
  ING VP Growth and Income Portfolio
  ING VP Growth Portfolio
  ING VP High Yield Bond Portfolio
  ING VP Index Plus LargeCap Portfolio
  ING VP Index Plus MidCap Portfolio
  ING VP Index Plus SmallCap Portfolio
  ING VP International Equity Portfolio
  ING VP International Value Portfolio
  ING VP LargeCap Growth Portfolio
  ING VP MagnaCap Portfolio
  ING VP MidCap Opportunities Portfolio
  ING VP Money Market Portfolio
  ING VP Natural Resources Trust
  ING VP Real Estate Portfolio
  ING VP Small Company Portfolio
  ING VP SmallCap Opportunities Portfolio
  ING VP Strategic Allocation Balanced Portfolio

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                                         2

  ING VP Strategic Allocation Growth Portfolio
  ING VP Strategic Allocation Income Portfolio
  ING VP Value Opportunity Portfolio
  ING VP Worldwide Growth Portfolio
  ING Worldwide Growth Fund
  The Asset Allocation Portfolio
  The Bond Portfolio
  The Money Market Portfolio
  The Stock Portfolio

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

ING INVESTORS TRUST

ING AIM Mid Cap Growth Portfolio (1)
ING Alliance Mid Cap Growth Portfolio (1)
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING Capital Guardian Large Cap Value Portfolio (1)
ING Capital Guardian Managed Global Portfolio (1)
ING Capital Guardian Small Cap Portfolio (1)
ING Developing World Portfolio (1)
ING Eagle Asset Capital Appreciation Portfolio (1)
ING Evergreen Health Sciences Portfolio (1)
ING Evergreen Omega Portfolio (1)
ING FMRSM Diversified Mid Cap Portfolio (1)
ING Goldman Sachs Tollkeeper (SM) Portfolio (1)
ING Hard Assets Portfolio (1)
ING International Portfolio (1)
ING Janus Special Equity Portfolio (1)
ING Jennison Equity Opportunities Portfolio (1)
ING JPMorgan Small Cap Equity Portfolio (1)
ING Julius Baer Foreign Portfolio (1)
ING Legg Mason Value Portfolio (1)
ING Limited Maturity Bond Portfolio (1)
ING Liquid Assets Portfolio (1)
ING Marsico Growth Portfolio (1)
ING Mercury Focus Value Portfolio (1)
ING Mercury Large Cap Growth Portfolio (1)
ING MFS Mid Cap Growth Portfolio (1)
ING MFS Total Return Portfolio (1)
ING Oppenheimer Main Street Portfolio(R)(1)
ING PIMCO Core Bond Portfolio (1)
ING PIMCO High Yield Portfolio (1)
ING Pioneer Fund Portfolio (1)
ING Pioneer Mid Cap Value Portfolio (1)
ING Salomon Brothers All Cap Portfolio (1)
ING Salomon Brothers Investors Portfolio (1)
ING Stock Index Portfolio (1)
ING T. Rowe Price Capital Appreciation Portfolio (1)
ING T. Rowe Price Equity Income Portfolio (1)
ING UBS U.S. Balanced Portfolio (1)
ING Van Kampen Equity Growth Portfolio (1)
ING Van Kampen Global Franchise Portfolio (1)
ING Van Kampen Growth and Income Portfolio (1)
ING Van Kampen Real Estate Portfolio (1)

ING EQUITY TRUST

ING Convertible Fund
ING Disciplined LargeCap Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING LargeCap Value Fund
ING LargeCap Growth Fund
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Principal Protection Fund IX
ING Principal Protection Fund X
ING Principal Protection Fund XI
ING Principal Protection Fund XII
ING Principal Protection Fund XIII
ING Principal Protection Fund XIV
ING Real Estate Fund
ING SmallCap Opportunities Fund
ING SmallCap Value Fund
ING Tax Efficient Equity Fund

ING FUNDS TRUST

ING Classic Money Market Fund
ING GNMA Income Fund

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

ING High Yield Bond Fund
ING High Yield Opportunity Fund
ING Intermediate Bond Fund
ING Lexington Money Market Trust
ING Money Market Fund
ING National Tax-Exempt Bond Fund

ING INVESTMENT FUNDS, INC.

ING MagnaCap Fund

ING MAYFLOWER TRUST

ING International Value Fund

ING MUTUAL FUNDS

ING Emerging Countries Fund
ING Foreign Fund
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING International Fund
ING International SmallCap Growth Fund
ING Precious Metals Fund
ING Russia Fund
ING Worldwide Growth Fund

ING PRIME RATE TRUST

ING SENIOR INCOME FUND

ING VARIABLE INSURANCE TRUST

ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8
ING GET U.S. Core Portfolio - Series 9
ING GET U.S. Core Select Portfolio - Series 1
ING GET U.S. Core Select Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING VP Worldwide Growth Portfolio

ING VARIABLE PRODUCTS TRUST

ING VP Convertible Portfolio
ING VP Disciplined LargeCap Portfolio
ING VP Financial Services Portfolio
ING VP High Yield Bond Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP Real Estate Portfolio
ING VP SmallCap Opportunities Portfolio

ING VP EMERGING MARKETS FUND, INC.

ING VP NATURAL RESOURCES TRUST

USLICO SERIES FUND

The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

ING GET FUND

ING GET Fund - Series G
ING GET Fund - Series H
ING GET Fund - Series I
ING GET Fund - Series J
ING GET Fund - Series K
ING GET Fund - Series L
ING GET Fund - Series M
ING GET Fund - Series N
ING GET Fund - Series P
ING GET Fund - Series Q
ING GET Fund - Series R
ING GET Fund - Series S
ING GET Fund - Series T
ING GET Fund - Series U
ING GET Fund - Series V

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

ING SERIES FUND, INC.
Brokerage Cash Reserves
ING Aeltus Money Market Fund
ING Balanced Fund
ING Classic Principal Protection Fund II
ING Classic Principal Protection Fund III
ING Classic Principal Protection Fund IV
ING Equity Income Fund
ING Global Science and Technology Fund
ING Government Fund
ING Growth Fund
ING Index Plus LargeCap Fund
ING Index Plus MidCap Fund
ING Index Plus Protection Fund
ING Index Plus SmallCap Fund
ING International Growth Fund
ING Small Company Fund
ING Strategic Allocation Balanced Fund
ING Strategic Allocation Growth Fund
ING Strategic Allocation Income Fund
ING Value Opportunity Fund

ING STRATEGIC ALLOCATION PORTFOLIOS, INC.
ING VP Strategic Allocation Balanced Portfolio
ING VP Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Income Portfolio

ING VARIABLE FUNDS

ING VP Growth and Income Portfolio

ING VARIABLE PORTFOLIOS, INC.
ING VP Global Science and Technology Portfolio
ING VP Growth Portfolio
ING VP Index Plus LargeCap Portfolio
ING VP Index Plus MidCap Portfolio
ING VP Index Plus SmallCap Portfolio
ING VP International Equity Portfolio
ING VP Small Company Portfolio
ING VP Value Opportunity Portfolio

ING VP BALANCED PORTFOLIO, INC. ING

VP INTERMEDIATE BOND PORTFOLIO ING

VP MONEY MARKET PORTFOLIO

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                       ALLOCATION AGREEMENT - BLANKET BOND

ING INVESTORS TRUST

ING AIM Mid Cap Growth Portfolio (1)
ING Alliance Mid Cap Growth Portfolio (1)
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING Capital Guardian Large Cap Value Portfolio (1)
ING Capital Guardian Managed Global Portfolio (1)
ING Capital Guardian Small Cap Portfolio (1)
ING Developing World Portfolio (1)
ING Eagle Asset Capital Appreciation Portfolio (1)
ING Evergreen Health Sciences Portfolio (1)
ING Evergreen Omega Portfolio (1)
ING FMR (SM) Diversified Mid Cap Portfolio (1)
ING FMR(SM) Earnings Growth Portfolio
ING Goldman Sachs Tollkeeper (SM) Portfolio (1)
ING Hard Assets Portfolio (1)
ING International Portfolio (1)
ING Janus Special Equity Portfolio (1)
ING Jennison Equity Opportunities Portfolio (1)
ING JPMorgan Small Cap Equity Portfolio (1)
ING Julius Baer Foreign Portfolio (1)
ING Legg Mason Value Portfolio (1)
ING Limited Maturity Bond Portfolio (1)
ING Liquid Assets Portfolio (1)
ING Marsico Growth Portfolio (1)
ING Marsico International Opportunities Portfolio
ING Mercury Focus Value Portfolio (1)
ING Mercury Large Cap Growth Portfolio (1)
ING MFS Mid Cap Growth Portfolio (1)
ING MFS Total Return Portfolio (1)
ING Oppenheimer Main Street Portfolio(R)(1)
ING PIMCO Core Bond Portfolio (1)
ING PIMCO High Yield Portfolio (1)
ING Pioneer Fund Portfolio (1)
ING Pioneer Mid Cap Value Portfolio (1)
ING Salomon Brothers All Cap Portfolio (1)
ING Salomon Brothers Investors Portfolio (1)
ING Stock Index Portfolio (1)
ING T. Rowe Price Capital Appreciation Portfolio (1)
ING T. Rowe Price Equity Income Portfolio (1)
ING UBS U.S. Balanced Portfolio (1)
ING Van Kampen Equity Growth Portfolio (1)
ING Van Kampen Global Franchise Portfolio (1)
ING Van Kampen Growth and Income Portfolio (1)
ING Van Kampen Real Estate Portfolio (1)

ING EQUITY TRUST

ING Convertible Fund
ING Disciplined LargeCap Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING LargeCap Value Fund
ING LargeCap Growth Fund
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING MidCap Value Choice Fund
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Principal Protection Fund IX
ING Principal Protection Fund X
ING Principal Protection Fund XI
ING Principal Protection Fund XII
ING Principal Protection Fund XIII
ING Principal Protection Fund XIV
ING Real Estate Fund
ING SmallCap Opportunities Fund
ING SmallCap Value Fund
ING SmallCap Value Choice Fund

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

ING FUNDS TRUST

ING Classic Money Market Fund
ING GNMA Income Fund
ING High Yield Bond Fund
ING Intermediate Bond Fund
ING Lexington Money Market Trust
ING Money Market Fund
ING National Tax-Exempt Bond Fund

ING INVESTMENT FUNDS, INC.
ING MagnaCap Fund

ING MAYFLOWER TRUST

ING International Value Fund

ING MUTUAL FUNDS

ING Emerging Countries Fund
ING Foreign Fund
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING Global Value Choice Fund
ING International Fund
ING International SmallCap Growth Fund
ING Precious Metals Fund
ING Russia Fund
ING Worldwide Growth Fund

ING PRIME RATE TRUST

ING SENIOR INCOME FUND

ING VARIABLE INSURANCE TRUST

ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8
ING GET U.S. Core Portfolio - Series 9
ING GET U.S. Core Select Portfolio - Series 1
ING GET U.S. Core Select Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING VP Worldwide Growth Portfolio

ING VARIABLE PRODUCTS TRUST

ING VP Convertible Portfolio
ING VP Disciplined LargeCap Portfolio
ING VP Financial Services Portfolio
ING VP High Yield Bond Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP Real Estate Portfolio
ING VP SmallCap Opportunities Portfolio

ING VP EMERGING MARKETS FUND, INC.

ING VP NATURAL RESOURCES TRUST

USLICO SERIES FUND

The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

----------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of Blanket Bond premium allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                               AMENDED SCHEDULE A

                              WITH RESPECT TO THE

                       ALLOCATION AGREEMENT-BLANKET BOND

ING EQUITY TRUST

ING Convertible Fund
ING Disciplined LargeCap Fund
ING Equity and Bond Fund
ING Financial Services Fund
ING LargeCap Value Fund
ING LargeCap Growth Fund
ING MidCap Opportunities Fund
ING MidCap Value Choice Fund
ING MidCap Value Fund
ING Principal Protection Fund
ING Principal Protection Fund II
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Principal Protection Fund IX
ING Principal Protection Fund X
ING Principal Protection Fund XI
ING Principal Protection Fund XII
ING Principal Protection Fund XIII
ING Principal Protection Fund XIV
ING Real Estate Fund
ING SmallCap Opportunities Fund
ING SmallCap Value Choice Fund
ING SmallCap Value Fund

ING FUNDS TRUST

ING Classic Money Market Fund
ING GNMA Income Fund
ING High Yield Bond Fund
ING High Yield Opportunity Fund
ING Intermediate Bond Fund
ING National Tax-Exempt Bond Fund

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

ING INVESTORS TRUST

ING AIM Mid Cap Growth Portfolio (1)
ING Alliance Mid Cap Growth Portfolio (1)
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING Capital Guardian Large Cap Value Portfolio (1)
ING Capital Guardian Managed Global Portfolio (1)
ING Capital Guardian Small/Mid Cap Portfolio (1)
ING Eagle Asset Capital Appreciation Portfolio (1)
ING Evergreen Health Sciences Portfolio (1)
ING Evergreen Omega Portfolio (1)
ING FMR (SM) Diversified Mid Cap Portfolio (1)
ING FMR (SM) Earnings Growth Portfolio
ING Goldman Sachs Tollkeeper (SM) Portfolio (1)
ING Hard Assets Portfolio (1)
ING International Portfolio (1)
ING Janus Contrarian Portfolio (1)
ING Jennison Equity Opportunities Portfolio (1)
ING JPMorgan Emerging Markets Equity Portfolio (1)
ING JPMorgan Small Cap Equity Portfolio (1)
ING JPMorgan Value Opportunities Portfolio
ING Julius Baer Foreign Portfolio (1)
ING Legg Mason Value Portfolio (1)
ING Limited Maturity Bond Portfolio (1)
ING Liquid Assets Portfolio (1)
ING Marsico Growth Portfolio (1)
ING Marsico International Opportunities Portfolio
ING Mercury Focus Value Portfolio (1)
ING Mercury Large Cap Growth Portfolio (1)
ING MFS Mid Cap Growth Portfolio (1)
ING MFS Total Return Portfolio (1)
ING MFS Utilities Portfolio
ING Oppenheimer Main Street Portfolio(R)(1)

------------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

ING PIMCO Core Bond Portfolio (1)
ING PIMCO High Yield Portfolio (1)
ING Pioneer Fund Portfolio (1)
ING Pioneer Mid Cap Value Portfolio (1)
ING Salomon Brothers All Cap Portfolio (1)
ING Salomon Brothers Investors Portfolio (1)
ING Stock Index Portfolio (1)
ING T. Rowe Price Capital Appreciation Portfolio (1)
ING T. Rowe Price Equity Income Portfolio (1)
ING UBS U.S. Balanced Portfolio (1)
ING Van Kampen Equity Growth Portfolio (1)
ING Van Kampen Global Franchise Portfolio (1)
ING Van Kampen Growth and Income Portfolio (1)
ING Van Kampen Real Estate Portfolio (1)

ING INVESTMENT FUNDS, INC.

ING MagnaCap Fund

ING MAYFLOWER TRUST

ING International Value Fund

ING MUTUAL FUNDS

ING Emerging Countries Fund
ING Foreign Fund
ING Global Equity Dividend Fund
ING Global Real Estate Fund
ING Global Value Choice Fund
ING International Fund
ING International SmallCap Fund
ING International Value Choice Fund
ING Precious Metals Fund
ING Russia Fund

ING PARTNERS, INC.

ING American Century Select Portfolio
ING American Century Small Cap Value Portfolio
ING Baron Small Cap Growth Portfolio
ING Fidelity (R) VIP Contrafund(R) Portfolio
ING Fidelity (R) VIP Equity Income Portfolio
ING Fidelity (R) VIP Growth Portfolio
ING Fidelity (R) VIP Mid Cap Portfolio
ING Fundamental Research Portfolio
ING Goldman Sachs (R) Capital Growth Portfolio
ING Goldman Sachs (R) Core Equity Portfolio
ING JPMorgan Fleming International Portfolio
ING JPMorgan Mid Cap Value Portfolio
ING MFS Capital Opportunities Portfolio
ING OpCap Balanced Value Portfolio
ING Oppenheimer Global Portfolio
ING Oppenheimer Strategic Income Portfolio
ING PIMCO Total Return Portfolio
ING Salomon Brothers Aggressive Growth Portfolio
ING Salomon Brothers Fundamental Value Portfolio
ING Salomon Brothers Investors Value Portfolio
ING Salomon Brothers Large Cap Growth Portfolio
ING T. Rowe Price Diversified Mid Cap Growth Portfolio
ING T. Rowe Price Growth Equity Portfolio
ING UBS U.S. Large Cap Equity Portfolio
ING Van Kampen Comstock Portfolio
ING Van Kampen Equity and Income Portfolio

ING PRIME RATE TRUST

ING SENIOR INCOME FUND

ING VARIABLE INSURANCE TRUST

ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8
ING GET U.S. Core Portfolio - Series 9
ING GET U.S. Core Select Portfolio - Series 1
ING GET U.S. Core Select Portfolio - Series 2
ING GET U.S. Opportunity Portfolio - Series 1
ING GET U.S. Opportunity Portfolio - Series 2
ING VP Worldwide Growth Portfolio

ING VARIABLE PRODUCTS TRUST

ING VP Convertible Portfolio
ING VP Disciplined LargeCap Portfolio

------------
1 Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

ING VP Financial Services Portfolio
ING VP High Yield Bond Portfolio
ING VP International Value Portfolio
ING VP LargeCap Growth Portfolio
ING VP MagnaCap Portfolio
ING VP MidCap Opportunities Portfolio
ING VP Real Estate Portfolio
ING VP SmallCap Opportunities Portfolio

ING VP EMERGING MARKETS FUND, INC.

ING VP NATURAL RESOURCES TRUST

USLICO SERIES FUND

The Asset Allocation Portfolio
The Bond Portfolio
The Money Market Portfolio
The Stock Portfolio

-------------
1 Under the terms of the Management Agreement between ING Investors Trust and Directed Services, Inc., the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, Inc. as provided in the Management Agreement.

                               AMENDED SCHEDULE A

                               WITH RESPECT TO THE

                      ALLOCATION AGREEMENT - BLANKET BOND

ING ASIA PACIFIC HIGH DIVIDEND EQUITY INCOME FUND

ING EQUITY TRUST

ING Financial Services Fund
ING Fundamental Research Fund
ING Index Plus LargeCap Equity Fund
ING Index Plus LargeCap Equity Fund II
ING LargeCap Growth Fund
ING LargeCap Value Fund
ING MidCap Opportunities Fund
ING MidCap Value Fund
ING Principal Protection Fund III
ING Principal Protection Fund IV
ING Principal Protection Fund V
ING Principal Protection Fund VI
ING Principal Protection Fund VII
ING Principal Protection Fund VIII
ING Principal Protection Fund IX
ING Principal Protection Fund X
ING Principal Protection Fund XI
ING Principal Protection Fund XII
ING Real Estate Fund
ING SmallCap Opportunities Fund
ING SmallCap Value Choice Fund
ING SmallCap Value Fund
ING Value Choice Fund

ING FUNDS TRUST

ING Classic Money Market Fund
ING GNMA Income Fund
ING High Yield Bond Fund
ING Institutional Prime Money Market Fund
ING Intermediate Bond Fund
ING National Tax-Exempt Bond Fund

ING GLOBAL ADVANTAGE AND PREMIUM OPPORTUNITY FUND

ING GLOBAL EQUITY DIVIDEND AND PREMIUM OPPORTUNITY FUND

ING INVESTMENT FUNDS, INC.

ING MagnaCap Fund

ING INVESTORS TRUST

ING AllianceBernstein Mid Cap Growth Portfolio (1)
ING American Funds Growth Portfolio
ING American Funds Growth-Income Portfolio
ING American Funds International Portfolio
ING BlackRock Inflation Protected Bond Portfolio
ING BlackRock Large Cap Growth Portfolio (1)
ING BlackRock Large Cap Value Portfolio (1)
ING Capital Guardian Small/Mid Cap Portfolio (1)
ING Capital Guardian U.S. Equities Portfolio (1)
ING Disciplined Small Cap Value Portfolio
ING EquitiesPlus Portfolio
ING Evergreen Health Sciences Portfolio (1)
ING Evergreen Omega Portfolio (1)
ING FMR (SM) Diversified Mid Cap Portfolio (1)
ING FMR (SM) Large Cap Growth Portfolio (1)
ING FMR (SM) Mid Cap Growth Portfolio (1)
ING Franklin Income Portfolio (1)
ING Franklin Mutual Shares Portfolio (1)
ING Franklin Templeton Founding Strategy Portfolio
ING Global Real Estate Portfolio
ING Global Resources Portfolio (1)
ING Global Technology Portfolio (1)
ING International Growth Opportunities Portfolio (1)
ING Janus Contrarian Portfolio (1)
ING JPMorgan Emerging Markets Equity Portfolio (1)
ING JPMorgan Small Cap Core Equity Portfolio (1)

------------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, LLC, the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, LLC as provided in the Management Agreement.

ING JPMorgan Value Opportunities Portfolio (1)
ING Julius Baer Foreign Portfolio (1)
ING Legg Mason Value Portfolio (1)
ING LifeStyle Aggressive Growth Portfolio
ING LifeStyle Growth Portfolio
ING LifeStyle Moderate Growth Portfolio
ING LifeStyle Moderate Portfolio
ING Limited Maturity Bond Portfolio (1)
ING Liquid Assets Portfolio (1)
ING Lord Abbett Affiliated Portfolio (1)
ING MarketPro Portfolio
ING MarketStyle Growth Portfolio
ING MarketStyle Moderate Portfolio
ING MarketStyle Moderate Growth Portfolio
ING Marsico Growth Portfolio (1)
ING Marsico International Opportunities Portfolio
ING MFS Total Return Portfolio (1)
ING MFS Utilities Portfolio
ING Oppenheimer Main Street Portfolio(R)(1)
ING PIMCO Core Bond Portfolio (1)
ING PIMCO High Yield Portfolio (1)
ING Pioneer Equity Income Portfolio
ING Pioneer Fund Portfolio (1)
ING Pioneer Mid Cap Value Portfolio (1)
ING Stock Index Portfolio (1)
ING T. Rowe Price Capital Appreciation Portfolio (1)
ING T. Rowe Price Equity Income Portfolio (1)
ING Templeton Global Growth Portfolio (1)
ING UBS U.S. Allocation Portfolio (1)
ING Van Kampen Capital Growth Portfolio (1)
ING Van Kampen Global Franchise Portfolio (1)
ING Van Kampen Growth and Income Portfolio (1)
ING Van Kampen Real Estate Portfolio (1)
ING VP Index Plus International Equity Portfolio
ING Wells Fargo Disciplined Value Portfolio (1)
ING Wells Fargo Small Cap Disciplined Portfolio

ING MAYFLOWER TRUST

ING International Value Fund

ING MUTUAL FUNDS

ING Disciplined International SmallCap Fund
ING Diversified International Fund
ING Emerging Countries Fund
ING Emerging Markets Fixed Income Fund
ING Foreign Fund
ING Global Bond Fund
ING Global Equity Dividend Fund
ING Global Natural Resources Fund
ING Global Real Estate Fund
ING Global Value Choice Fund
ING Greater China Fund
ING Index Plus International Equity Fund
ING International Capital Appreciation Fund
ING International Equity Dividend Fund
ING International Growth Opportunities Fund
ING International Real Estate Fund
ING International SmallCap Fund
ING International Value Choice Fund
ING International Opportunities Fund
ING Russia Fund

ING PARTNERS, INC.

ING American Century Large Company Value Portfolio
ING American Century Small-Mid Cap Value Portfolio
ING Baron Asset Portfolio
ING Baron Small Cap Growth Portfolio
ING Columbia Small Cap Value II Portfolio
ING Davis Venture Value Portfolio
ING Fidelity (R) VIP Contrafund (R) Portfolio
ING Fidelity (R) VIP Equity-Income Portfolio
ING Fidelity (R) VIP Growth Portfolio
ING Fidelity (R) VIP Mid Cap Portfolio
ING Fundamental Research Portfolio
ING JPMorgan International Portfolio
ING JPMorgan Mid Cap Value Portfolio
ING Legg Mason Partners Aggressive Growth Portfolio
ING Legg Mason Partners Large Cap Growth Portfolio
ING Lord Abbett U.S. Government Securities Portfolio
ING Neuberger Berman Partners Portfolio
ING Neuberger Berman Regency Portfolio

------------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, LLC, the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, LLC as provided in the Management Agreement.

ING OpCap Balanced Value Portfolio
ING Oppenheimer Global Portfolio
ING Oppenheimer Strategic Income Portfolio
ING PIMCO Total Return Portfolio
ING Pioneer High Yield Portfolio
ING Solution 2015 Portfolio
ING Solution 2025 Portfolio
ING Solution 2035 Portfolio
ING Solution 2045 Portfolio
ING Solution Income Portfolio
ING T. Rowe Price Diversified Mid Cap Growth Portfolio
ING T. Rowe Price Growth Equity Portfolio
ING Templeton Foreign Equity Portfolio
ING Thornburg Value Portfolio
ING UBS U.S. Large Cap Equity Portfolio
ING UBS U.S. Small Cap Growth Portfolio
ING Van Kampen Comstock Portfolio
ING Van Kampen Equity and Income Portfolio

ING PRIME RATE TRUST

ING RISK MANAGED NATURAL RESOURCES FUND

ING SENIOR INCOME FUND

ING SEPARATE PORTFOLIOS TRUST

ING SPorts Core Fixed Income Fund
ING SPorts Core Plus Fixed Income Fund

ING VARIABLE INSURANCE TRUST

ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 4
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8
ING GET U.S. Core Portfolio - Series 9
ING GET U.S. Core Portfolio - Series 10
ING GET U.S. Core Portfolio - Series 11
ING GET U.S. Core Portfolio - Series 12
ING GET U.S. Core Portfolio - Series 13
ING GET U.S. Core Portfolio - Series 14
ING VP Global Equity Dividend Portfolio

ING VARIABLE PRODUCTS TRUST

ING VP Financial Services Portfolio
ING VP High Yield Bond Portfolio
ING VP International Value Portfolio
ING VP MidCap Opportunities Portfolio
ING VP Real Estate Portfolio
ING VP SmallCap Opportunities Portfolio

------------
(1) Under the terms of the Management Agreement between ING Investors Trust and Directed Services, LLC, the Fund is subject to a unified fee arrangement. Accordingly, the portion of SCAS Fees allocated to the Fund under the Agreement will be borne directly by Directed Services, LLC as provided in the Management Agreement.

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1

DELIVERY INVOICE

Company: St. Paul Fire & Marine Insurance Company

INSURED

ING FAMILY OF FUNDS
7337 E. DOUBLETREE RANCH RD.
SCOTTSDALE AZ 85258

Policy Inception/Effective Date: 10/01/08
Agency Number: 3142624
Transaction Type:
RENEWAL
Transaction number:
Processing date: 10/11/2008
Policy Number: 490PB2056

AGENT

Matt McDonald
Marsh USA
1166 Avenue of the Americas
New York, NY 10036

Policy                                                   Surtax/
Number          Description            Amount           Surcharge
490PB2056           ICBB              $13,750

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 2

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND044 Rev. 1-08 Page 1 of 1

IMPORTANT NOTICE - INDEPENDENT AGENT AND BROKER COMPENSATION

NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY.

PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

ND059 Ed. 11-06 -1- 2006 The St. Paul Travelers Companies, Inc. All Rights Reserved HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost.

Prompt reporting:
better protects the interests of all parties; helps Travelers to try to resolve losses or claims more quickly; and often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

40724 Ed.12-90 Printed in U.S.A. INSURED COPY Page 1

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email. Pro.E&O.Claim.Reporting@SPT.com

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

40705 Ed.5-84 Form List
St.Paul Fire and Marine Insurance Co.1995 Page 2
POLICY FORM LIST

Here's a list of all forms included in your policy, on the date shown below. These forms are listed in the same order as they appear in your policy.

Title               Form Number  Edition Date
Policy Form List       40705        05-84
Excess Follow Form     XS100        05-05

Name of Insured Policy Number 490PB2056 Effective Date 10/01/08 ING FAMILY OF FUNDS Processing Date 12/03/08 16:04 001 The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

Page 2

St.Paul Fire and Marine Insurance Co.1995

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

XS100 Ed. 5-05
Page 1 of 5 2005 The Travelers Companies, Inc.

X ST. PAUL FIRE AND MARINE INSURANCE COMPANY
  ST. PAUL MERCURY INSURANCE COMPANY
  ST. PAUL GUARDIAN INSURANCE COMPANY

A Capital Stock Company

EXCESS FOLLOW FORM

TRAVELERS FORM
DECLARATIONS: Excess Follow Form Number: 490PB2056

The Company designated above (herein called Underwriter) issues this Excess Follow Form to:

Item 1.

Named Insured:

ING Family of Funds
7337 E.Doubletree Ranch RD
Scottsdale, AZ 85258
(herein called Insured).

Item 2.

Excess Follow Form Period: The Excess Follow Form Period shall be effective at 12:01 A.M. on 10/01/2008 and expire at 12:01 A.M. on 10/01/2009 local time as to each of said dates, subject to Section 5. of the Terms, Conditions and Limitations of this Excess Follow Form.

Item 3. Single Loss Limit of Liability: $5,000,000

Item 4. Aggregate Limit of Liability: $5,000,000

Item 5. Schedule of Underlying Insurance:

      (A) 1. Underlying Insurer: Federal Insurance Company

          2. Bond or Policy Number: 81905981

          3. Bond or Policy Period: From: 10/01/2008 To: 10/01/2009

          4. Limit of Liability: Single Loss Limit of Liability $25,000,000
                                 Aggregate Limit of Liability $25,000,000

          5. Single Loss Deductible: $25,000

      (B) 1. Underlying Insurer:

          2. Bond or Policy Number:

          3. Bond or Policy Period: From: To:

          4. Limit of Liability: Single Loss Limit of Liability Aggregate
                                 Limit of Liability

      (C) 1. Underlying Insurer:

          2. Bond or Policy Number:

          3. Bond or Policy Period: From: To:

          4. Limit of Liability:  Single Loss Limit of Liability Aggregate
                                  Limit of Liability

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

XS100 Ed. 5-05
Page 2 of 5 2005 The Travelers Companies, Inc.

      (D) 1. Underlying Insurer:

          2. Bond or Policy Number:

          3. Bond or Policy Period:       From:        To:

          4. Limit of Liability: Single Loss Limit of Liability Aggregate
                                 Limit of Liability

Item 6.  Total amount of Underlying Single Loss Limit of Liability

The total amount of Underlying Single Loss Limit of Liability is $25,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5.
(A) of the Declarations of this Excess Follow Form.

Item 7. Total amount of Underlying Aggregate Limit of Liability each Excess Follow Form

Period The total amount of Underlying Aggregate Limit of Liability each Excess Follow Form Period is $25,000,000 plus any Single Loss Deductible under the Bond or Policy identified in Item 5. (A) of the Declarations of this Excess Follow Form.

Item 8. Subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form and as excepted below, this Excess Follow Form follows the form of:

Insurer's Name: Federal Insurance Company
Bond or Policy Number: 81905981
Effective Date: 10/01/2008
Except as provided below:

Item 9. The Insured, by acceptance of this Excess Follow Form, gives notice to the Underwriter terminating or canceling prior Bond or Policy Numbers NA such termination or cancellation to be effective as of the time this Excess Follow Form becomes effective.

Item 10. The liability of the Underwriter is subject to the terms of the following endorsements attached hereto: NA

Executed this 14th day of October, 2008. Countersigned

/s/Bruce Backberg, Secretary
/s/Brian MacLean, President

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

                                       38
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XS100 Ed. 5-05
Page 3 of 5 2005 The Travelers Companies, Inc.

EXCESS FOLLOW FORM

Travelers Form

INSURING CLAUSE

In consideration of the payment of the premium, and in reliance upon completeness and accuracy of the statements and disclosures made to the Underwriter and any issuer of Underlying Insurance by application, including all attachments, subject to the Declarations, Insuring Clause, Terms, Conditions and Limitations and Endorsements of this Excess Follow Form, this Excess Follow Form is subject to the same Insuring Clause(s), Terms, Conditions and Limitations and Endorsements as provided by the Bond or Policy identified in Item 8. of the Declarations of this Excess Follow Form. In no event shall this Excess Follow Form provide broader coverage than would be provided by the most restrictive Underlying Insurance.

This Excess Follow Form is not subject to the same premium or the Limit of Liability of the Bond or Policy identified in Item 8. of the Declarations.

TERMS, CONDITIONS AND LIMITATIONS

Section 1. Underlying Coverage

A. The Insured(s) shall notify the Underwriter in writing, as soon as practicable, of a failure to maintain in full force and effect, without alteration, the coverage and provisions of the Bond(s) or Policy(ies) identified in Item 5. of the Declarations.

B. In the event there is no recovery available to the Insured as a result of the insolvency of any Underlying Insurer or the Insured's failure to comply with the maintenance of any Underlying Insurance, the coverage hereunder shall apply as excess of the amount of all Underlying Insurance plus the amount of any applicable deductible to the same extent as if the Underlying Insurance were maintained in full force and effect.

C. If the coverage and provisions of the Bond or Policy identified in Item 8. of the Declarations are altered, the Insured shall, as soon as practicable, give the Underwriter written notice of such alteration(s); and upon receipt of written consent to such alteration(s) from the Underwriter, the Insured shall pay any additional premium required by the Underwriter. This Excess Follow Form shall not follow the form of any alteration(s) to the Bond or Policy identified in Item 8. of the Declarations unless such written notice thereof is given by the Insured(s) to the Underwriter, the Underwriter gives written consent to such alteration(s) and the Insured(s) pay(s) any additional premium required by the Underwriter.

D. Except as provided in Sections 2.D. and 2.E. below, in no event shall the Underwriter be liable to pay loss under this Excess Follow Form until the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been exhausted solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

E. Any claim, loss or coverage that is subject to a Sublimit in any Underlying Insurance shall not be considered covered loss under this Excess Follow Form, but shall, for purposes of this Excess Follow Form, reduce or exhaust the Underlying Limit of Liability to the extent such payment reduces or exhausts the aggregate limit(s) of liability of such Underlying Insurance.

Section 2. Limit of Liability

A. Payment by the Underwriter of loss covered under this Excess Follow Form shall reduce the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations. In the event of exhaustion of the Aggregate Limit of Liability of this Excess Follow Form set forth in Item 4. of the Declarations, the Underwriter shall be relieved of all further liability under this Excess Follow Form.

B. The Underwriter's maximum liability for a Single Loss covered under this Excess Follow Form shall not exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations. Also, the Underwriter's maximum liability for all loss(es) in the aggregate covered under this Excess Follow Form shall not exceed the amount of the Aggregate Limit of Liability stated in
Item 4. of the Declarations, which shall be the maximum liability of the Underwriter in the Excess Follow Form Period stated in Item 2. of the Declarations.

C. Except as provided in Sections 2.D. and 2.E. below, the Underwriter shall only be liable to make payment for a Single Loss covered under this Excess Follow Form after the total amount of the Underlying Single Loss Limit of Liability as stated in Item 6. of the Declarations has been paid solely by reason of the payment of loss by the Underlying Insurer(s) as covered loss under the applicable Underlying Insurance.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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Page 4 of 5 2005 The Travelers Companies, Inc.

D. In the event the total amount of the Underlying Aggregate Limit of Liability as stated in Item 7. of the Declarations is reduced solely by reason of the payment of covered loss by any Underlying Insurer to an amount less than the total amount of the Underlying Single Loss Limit of Liability as stated in Item
6. of the Declarations, this Excess Follow Form shall pay covered loss excess of the reduced total amount of Underlying Aggregate Limit of Liability, but not to exceed the amount of the Single Loss Limit of Liability stated in Item 3. of the Declarations, and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

E. In the event of exhaustion of the total amount of Underlying Aggregate Limit of Liability as set forth in Item 7. of the Declarations, solely by reason of the payment of covered loss by the Underlying Insurer(s), this Excess Follow Form shall continue in force as primary insurance, provided always that this policy shall only pay covered loss excess over any retention or deductible amount otherwise applicable under the Underlying Insurance scheduled in Item 5.
(A) of the Declarations, such amount not to exceed the Single Loss Limit of Liability stated in Item 3. of the Declarations and subject always to the remaining Aggregate Limit of Liability of this Excess Follow Form.

Section 3. Joint Insureds

If two or more Insureds are covered under this Excess Follow Form, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured or to any named Insured of loss covered under this Excess Follow Form shall fully release the Underwriter on account of such loss. The liability of the Underwriter for loss(es) sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss(es) been sustained by one Insured.

Section 4. Notice / Proof of Loss - Legal Proceedings Against Underwriter

A. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, give the Underwriter notice of any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefor in whole or in part, and upon request of the Underwriter, the Insured(s) shall file with the Underwriter a written statement of such loss and a copy of all correspondence between the Insured(s) and any Insurer identified in Item 5. of the Declarations. Notice given to any Insurer identified in Item 5. of the Declarations of this Excess Follow Form shall not constitute notice as required under Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

B. The Insured(s) shall, within the time and manner prescribed in the Bond or Policy identified in Item 8. of the Declarations, file with the Underwriter a proof of loss for any loss of the kind covered by this Excess Follow Form, whether or not the Underwriter is liable therefore in whole or in part, and upon request of the Underwriter the Insured(s) shall furnish a copy of all documents provided to or made available to any Insurer identified in Item 5. of the Declarations in support of any proof of loss filed with such Insurer. Filing of a proof of loss with any Insurer identified in Item 5. of the Declarations shall not constitute filing a proof of loss with the Underwriter as required in
Section 4. of the Terms, Conditions and Limitations of this Excess Follow Form.

C. Legal proceedings against the Underwriter shall be commenced within the time prescribed in the Bond or Policy identified in Item 8. of the Declarations and only after complying with all the Terms, Conditions and Limitations of this Excess Follow Form.

D. Notice and proof of loss under this Excess Follow Form shall be given to the Professional E&O Claim Unit, Mail Code 508F, 385 Washington Street, St. Paul, MN 55102.

Section 5. Excess Follow Form Period

A. The term Excess Follow Form Period as used in this Excess Follow Form shall mean the lesser of the period stated in Item 2. of the Declarations or the time between the effective date and the termination date of this Excess Follow Form.

B. The Aggregate Limit of Liability set forth in Item. 4. of the Declarations shall not be cumulated regardless of the number of Excess Follow Form Periods this Excess Follow Form has been in force; the number of renewals of this Excess Follow Form by the Underwriter; any extensions of the Excess Follow Form Period of this Excess Follow Form by the Underwriter; the number of and amount of premiums paid by the Insured, or the number of Excess Follow Form Periods of this Excess Follow Form in which the acts giving rise to a loss(es) were committed or occurred.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss

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XS100 Ed. 5-05
Page 4 of 5 2005 The Travelers Companies, Inc.

Section 6. Single Loss Defined

As used herein, Single Loss shall be defined as that term, or any similar term, as defined in the Bond or Policy identified in
Item 8. of the Declarations.

Section 7. Cancellation of this Excess Follow Form by the Underwriter or the Insured

This Excess Follow Form terminates as an entirety upon occurrence of any of the following: (a) after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this Excess Follow Form in accordance with the conditions and limitations of any Bond or Policy identified in Item 5. of the Declarations, (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this Excess Follow Form, or (c) immediately upon cancellation, termination or nonrenewal of the Underlying Bond or Policy identified in Item 8. of the Declarations, whether by the Insured or the applicable Underwriter.

In witness whereof, the Underwriter has caused this Excess Follow Form to be executed on the Declarations page.

The hard copy of the bond issued by the Underwriter will be referenced in the event of a loss